UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

__________________________________

Form 6-K

__________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 30, 2005

Commission file number: 1-14616

__________________________________________________

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva Nro.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687-7000

__________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes [ ] No [ X ]

If " Yes " is marked, indicate below the file number assigned to the registrant in Connection with rule 12g3-2 ( b ) : 82--

This report consists of an English translation of the original Spanish language version of a Chilean filing of a report on the Supermercados Unimarc S.A. financial Statements as of and for the six months ended June 30, 2005, as filed with the Chilean Securities and Insurance Supervisor.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Victor Cantillano Vergara

Date: August 16, 2005 By: Victor Cantillano Vergara Principal Financial Officer

Report of the External Auditors

Revision of Interim Financial Statements as of

June 30, 2005

Auditors' Tax Id : 78,933,630 - K

External Auditors' Corporate Name : ACG Auditores Consultores Gerenciales Ltda.

Messrs

Chairman, Directors and Shareholders

Supermercados Unimarc S.A. & Affiliates

1. We have reviewed the consolidated balance sheet of company Supermercados Unimarc S.A. & Affiliates as of June 30, 2005 and 2004, and the related consolidated statements of income and cash flow for the six-month periods ended on those dates. These interim Financial Statements and their the related notes there to are the responsibility of the management of company Supermercados Unimarc S.A. The attached Reasoned Analysis and the Relevant Facts are not an integral part of these financial statements; therefore, this report does not encompass them.

2. We have conducted a review in accordance with accounting norms generally set in place in Chile for a review of interim financial information. A review of interim financial information mainly consists in applying procedures of analytic review to the financial statements and finding out with the personnel responsible for the financial and accounting matters. The extent of this review is substantially less than an audit conducted in accordance with accounting norms generally accepted in Chile, the purpose of which is to express an opinion on the financial statements taken as a whole. Consequently, the interim consolidated financial statements as of June 30, 2005 and 2004 have not been audited, and therefore, we are not in conditions to express, nor do we express such an opinion.

Just as it is stated in Note 23 (c.1) the company has lodged personal guarantees for up to US$ 13,688,889 in one case and for up to US$ 25,230,328 in the other, on a joint basis with other related companies, guarantors of those same obligations, applicable in case of insufficiency or if it is not possible to execute the guarantee with respect to one or more of the guarantors, in connection with the obligations attributable to such insufficient guarantor or guarantors, in favor of Inversiones Errazuriz Ltda. to cover its obligations with the State Street Bank and Trust Company. On March 25, 2001, Inversiones Errazuriz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. On June 15, 2004, a panel of three judge members of the American Court of Appeals for the Second Circuit Segundo denied the Consolidated Appeal, however, on June 29, 2004, the Chilean counsel filed a petition seeking same to be heard by the already constituted court and/or by the full court. This petition was denied as per a final resolution of the Supreme Court on January 18, 2005. In the opinion of the lawyers of Inverraz Ltda., the obligations rising from the loan contract of years 1994 and 1996, have prescribed, pursuant to what is provided in the pertinent Chilean laws, and a lawsuit has been filed against the State Street Bank, with the 27th Civil Court of Santiago, Chile, Case No. 5930-03, seeking the declaration of the aforementioned obligations as prescribed. For this reason, the final outcome of the litigation may not be determined at this time. Consequently, no provision has been recognized, nor loss, which may result from the process, in the attached financial statements.

  Based on our review of the interim consolidated financial statements as of June 30, 2005 and 2004, we are not aware of any material adjustments that should have been made to same, in order for them to be in accordance with accounting principles generally accepted in Chile.

Id Card No. of the signing partner: 5,070,231-6

Name of the signing partner: FERNANDO BRAUN REBOLLEDO

Santiago, August 14, 2005 ACG, Auditores Consultores Gerenciales Ltda.

ASSETS
		mm	dd	yr	mm	dd	yr
		06	30	2005	06	30	2004
ASSETS	NOTE NUMBER	CURRENT			PREVIOUS
5.11.00.00 TOTAL CURRENT ASSETS		20,103,386			23,840,080
5.11.10.10 Available		325,634			1,287,675
5.11.10.20 Time deposits
5.11.10.30 Negotiable securities (net)
5.11.10.40 Debtors from sales (net)	5	1,418,940			1,369,454
5.11.10.50 Notes receivable (net)	5	654,476			1,685,246
5.11.10.60 Sundry debtors (net)	5	741,068			82,025
5.11.10.70 Related companies bills receivable and debtors	6	5,291,921			7,028,255
5.11.10.80 Inventories (net)	7	10,374,920			10,844,136
5.11.10.90 Recoverable taxes		400,223			342,960
5.11.20.10 Prepaid expenses	29	793,447			779,171
5.11.20.20 Deferred taxes
5.11.20.30 Other current assets	9	102,757			421,158
5.11.20.40 Leasing contracts (net)
5.11.20.50 Assets for leasing (net)
5.12.00.00 TOTAL FIXED ASSETS	10	125,744,702			132,851,223
5.12.10.00 Land	10	39,446,560			40,157,564
5.12.20.00 Constructions and infrastructure works	10	53,160,164			57,957,209
5.12.30.00 Machinery and equipment	10	23,680,104			23,757,049
5.12.40.00 Other fixed assets	10	37,918,553			37,067,637
5.12.50.00 Higher value due to technical revaluation of fixed assets
5.12.60.00 Depreciation (less)	10	(28,460,679)			(26,088,236)
5.13.00.00 TOTAL OTHER ASSETS		23,745,799			24,634,198
5.13.10.10 Investments in related companies	11	3,650			1,217
5.13.10.20 Investments in other companies
5.13.10.30 Lower value of investments	12	13,721,246			15,013,931
5.13.10.40 Higher value of investments (less)	12	(32,835)			(37,246)
5.13.10.50 Long-term debtors	5	520,182			539,605
5.13.10.60 Long-term related companies bills receivable and debtors
5.13.10.65 Long-term deferred taxes	8	8,061,856			7,517,093
5.13.10.70 Intangible		10,283			11,149
5.13.10.80 Amortization (less)
5.13.10.90 Other	13	1,461,417			1,588,449
5.13.20.10 Long-term leasing contracts (net)
5.10.00.00 TOTAL ASSETS		169,593,887			181,325,501
LIABILITIES
		mm	dd	yr	mm	dd	yr
		06	30	2005	06	30	2004
LIABILITIES	NOTE NUMBER	CURRENT			PREVIOUS
5.21.00.00 TOTAL CURRENT LIABILITIES		46,512,973			41,309,396
5.21.10.10 Short-term bank and financial institutions obligations	14	7,497,471			4,503,529
5.21.10.20 Long-term-short-term portion bank and financial institutions obligations	14	3,777,118			3,755,330
5.21.10.30 Obligations with the public (Promissory notes)
5.21.10.40 Obligations with the public-short-term portion (bonds)
5.21.10.50 Long-term obligations with maturity within one year
5.21.10.60 Payable dividends
5.21.10.70 Accounts payable	28	18,730,151			23,454,573
5.21.10.80 Notes payable		128,154			155,528
5.21.10.90 Sundry creditors	30	1,144,252			880,499
5.21.20.10 A related company notes and accounts payable	6	13,492,293			6,591,235
5.21.20.20 Provisions	16	744,754			587,158
5.21.20.30 Withholdings		544,720			489,015
5.21.20.40 Income tax
5.21.20.50 Income received in advance	17	437,724			784,176
5.21.20.60 Deferred taxes	8	16,336			108,353
5.21.20.70 Other current liabilities
5.22.00.00 TOTAL LONG-TERM LIABILITIES		35,493,944			41,592,910
5.22.10.00 Bank and financial institutions obligations	15	12,460,198			16,952,487
5.22.20.00 Long-term obligations with the public (bonds)
5.22.30.00 Long-term notes payable		830,805			1,132,364
5.22.40.00 Long-term sundry creditors	30	2,865,291			1,878,088
5.22.50.00 Long-term related companies note and account payable	6	18,024,478			18,493,267
5.22.60.00 Long-term provisions
5.22.70.00 Deferred taxes long-term	8
5.22.80.00 Others long-term liabilities	17	1,313,172			3,136,704
5.23.00.00 MINORITY INTEREST	18	19,940			19,273
5.24.00.00 TOTAL EQUITY		87,567,030			98,403,922
5.24.10.00 Paid-in capital	19	57,843,536			57,956,401
5.24.20.00 Capital revaluation reserves	19	578,435			463,651
5.24.30.00 Share premium	19	29,882,108			29,881,127
5.24.40.00 Other reserves	19	(6,067,393)			(2,263,848)
5.24.50.00 Retained earnings (addition of codes 5.24.51.00 to 5.24.56.00)		5,330,344			12,726,591
5.24.51.00 Reserves for future dividends
5.24.52.00 Retained earnings		10,331,793			17,517,376
5.24.53.00 Accumulated losses (less)
5.24.54.00 Profits (losses) of the period	19	(5,001,449)			(4,790,785)
5.24.55.00 Interim dividend (less)
5.24.56.00 Development period accum. deficit
5.20.00.00 TOTAL LIABILITIES		169,593,887			181,325,501
INCOME STATEMENT
		mm	dd	yr	mm	dd	yr
		06	30	2005	06	30	2004
INCOME STATEMENT	NOTE NUMBER	CURRENT			PREVIOUS
5.31.11.00 OPERATING PROFIT OR LOSS		(2,983,410)			(2,333,382)
5.31.11.10 TRADING MARGIN		12,332,509			13,572,055
5.31.11.11 Trading income		51,135,093			60,254,682
5.31.11.12 Operating cost (less)		(38,802,584)			(46,682,627)
5.31.11.20 Administration and sales expenses (less)		(15,315,919)		(15,905,437)
5.31.12.00 NON-TRADING INCOME		(2,170,583)			(3,285,346)
5.31.12.10 Financial income		4,612			102,296
5.31.12.20 Related companies investments profits		0			0
5.31.12.30 Other non-trading income	20	426,550			610,118
5.31.12.40 Related companies investments losses (less)		(2)			(5)
5.31.12.50 Amortization lower value of the investment (less)	12	(649,544)			(649,378)
5.31.12.60 Financial expenses (less)		(1,678,437)			(1,615,591)
5.31.12.70 Other non-operating expenses (less)	20	(32,961)			(1,157,667)
5.31.12.80 Price-level restatement	21	194,153			(190,320)
5.31.12.90 Exchange rate differences	22	(434,954)			(384,799)
5.31.10.00 Profit before income tax and extraordinary items		(5,153,993)			(5,618,728)
5.31.20.00 Income tax	8	148,572			821,761
5.31.30.00 Extraordinary items
5.31.40.00 Profit (loss) before deduction of minority interest		(5,005,421)			(4,796,967)
5.31.50.00 Minority interest		1,764			3,977
5.31.00.00 NET PROFIT (LOSS)		(5,003,657)			(4,792,990)
5.32.00.00 Amortization of higher value of investments	12	2,208			2.205
5.30.00.00 PROFIT (LOSS) OF THE BUSINESS YEAR		(5,001,449)			(4,790,785)

CASH FLOW STATEMENT - DIRECT
		mm	dd	yr	mm	dd	yr
		06	30	2005	06	30	2004
CASH FLOW STATEMENT - DIRECT	NOTE NUMBER	CURRENT			PREVIOUS
5.41.11.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,573,835)			(2,161,478)
5.41.11.10 Collection from debtors from sales		74,760,802			71,208,343
5.41.11.20 Financial income received		1,015,634			215,928
5.41.11.30 Dividends and other distributions received
5.41.11.40 Other income received		253,299			87,175
5.41.11.50 Payments to suppliers and personnel (less)		(76,292,693)			(70,255,231)
5.41.11.60 Paid interest (less)		(2,532,750)			(1,559,588)
5.41.11.70 Paid income tax (less)		(10,848)			(328,422)
5.41.11.80 Other paid expenses (less)		(39,038)			(1,113,842)
5.41.11.90 Paid Value Added Tax and other similar (less)		(728,241)			(415,841)
5.41.12.00 NET FLOW ORIGINATED BY FINANCING ACTIVITIES		1,968,756			(140,651)
5.41.12.05 Placement of cash shares
5.41.12.10 Loans obtained		10,279,280			5,667,844
5.41.12.15 Obligations with the public
5.41.12.20 Loans verified by documentary evidence with related companies		(20,872)
5.41.12.25 Other loans obtained from related companies		1,197,952			2,082,197
5.41.12.30 Other sources of financing		(6,378)
5.41.12.35 Payment of Dividends (less)
5.41.12.40 Distribution of capital (less)
5.41.12.45 Payment of loans (less)		(9,952,416)			(7,879,238)
5.41.12.50 Payment of obligations with the public (less)		(228,010)			(11,454)
5.41.12.55 Payment of loans verified by document evidence of related Co. (less)
5.41.12.60 Payment of other loans of related companies (less)
5.41.12.65 Payment of expenses due to issuance and placing of shares (less)
5.41.12.70 Payment of expenses due to issuance and placing of obligation with public (less)
5.41.12.75 Other disbursement due to financing (less)
5.41.13.00 NET FLOW ORIGINATED BY INVESTMENT ACTIVITIES		(54,127)			2,569,563
5.41.13.05 Sale of Fixed Assets		70,922			2,852,232
5.41.13.10 Sale of permanent investments
5.41.13.15 Sale other investments
5.41.13.20 Collection of loans verified by documentary evidence to related Co.
5.41.13.25 Collection of other loans to related companies
5.41.13.30 Other investment income
5.41.13.35 Addition of fixed assets (less)		(125,049)			(260,958)
5.41.13.40 Payment of capitalized interest (less)
5.41.13.45 Permanent investments (less)					(21,711)
5.41.13.50 Investments on financial instruments (less)
5.41.13.55 Loans verified by documentary evidence to related companies (less)
5.41.13.60 Other loans to related companies (less)
5.41.13.65 Other investment disbursements (less)
5.41.10.00 TOTAL NET FLOW OF THE PERIOD		(1,659,206)			267,434
5.41.20.00 EFFECT OF THE INFLATION OVER CASH AND CASH EQUIVALENT		(37,085)			(11,208)
5.41.00.00 CASH AND CASH EQUIVALENT NET VARIATION		(1,696,291)			256,226
5.42.00.00 CASH AND CASH EQUIVALENT OPENING BALANCE		2,021,925			1,031,449
5.40.00.00 CASH AND CASH EQUIVALENT CLOSING BALANCE		325,634			1,287,675
FLOW - RESULT CONCILIATION
		Mm	dd	yr	mm	dd	yr
		06	30	2005	06	30	2004
FLOW - RESULT CONCILIATION	NOTE NUMBER	CURRENT			PREVIOUS
5.50.10.00 Profits (loss) of the period		(5,001,449)			(4,790,785)
5.50.20.00 Profit or loss from disposal of assets		(41,507)			555,592
5.50.20.10 (Profits) Loss from disposal of fixed assets		(41,507)			(522,286)
5.50.20.20 Profits on investments sale (less)
5.50.20.30 Loss on investments sale					1,077,878
5.50.20.40 (Profits) Loss on other assets sale
5.50.30.00 Charges (credits) to profit or loss that do not represent cash flow		2,989,627			1,361,117
5.50.30.05 Depreciation of the period		2,407,894			2,839,809
5.50.30.10 Amortization of intangible
5.50.30.15 Penalties and provisions		2,546			(838,900)
5.50.30.20 Profits accrued from investments in Related Companies (less)
5.50.30.25 Loss accrued on investments in related companies		2			5
5.50.30.30 Amortization of lower value of investment		649,544			649,378
5.50.30.35 Amortization of higher value of investments (less)		(2,208)			(2,205)
5.50.30.40 Net Price-Level restatement		(194,153)			190,320
5.50.30.45 Net exchange rate gains/losses		434,954			384,799
5.50.30.50 Other credits to profit or loss that do not represent cash flow (less)		(308,952)			(1,872,239)
5.50.30.55 Other charges to results that do not represent cash flow					10,150
5.50.40.00 Variation of Assets that do affect cash flow (increases) decreases		7,498,449			442,115
5.50.40.10 Debtors from sales		(507,590)			(633,632)
5.50.40.20 Inventories		170,151			1,150,443
5.50.40.30 Other assets		7,835,888			(74,696)
5.50.50.00 Liabilities variations that do affect cash flow increases (diminishes)		(9,017,191)			274,460
5.50.50.10 Accounts payable related to operating results		(8,616,859)			1,420,835
5.50.50.20 Payable interest					(368,804)
5.50.50.30 Payable income tax (net)		(28,739)			120,881
5.50.50.40 Other accounts payable related with non-trading income		(394,458)			(898,452)
5.50.50.50 Payable V.A.T. And other similar (net)		22,865			0
5.50.60.00 Minority Interest Profits (loss)		(1,764)			(3,977)
5.50.00.00 NET FLOW ORIGINATED BY ACTIVITIES OF THE OPERATION		(3,573,835)			(2,161,478)

01. REGISTRATION WITH THE SECURITIES REGISTER

On April 12, 1993, the Superintendencia de Valores y Seguros de Chile, - Chilean Securities and Insurance Supervisor -, registered the Company Supermercados Unimarc S.A., under Number 447. In this way the Company be subjected to the control of this Supervisor.
02. ACCOUNTING CRITERIA APPLIED

(a) Accounting Period

The financial statements of the Parent Company and its subsidiaries cover the six-months comprised between January 01 and June 30, 2005 and 2004.

(b) Bases of Preparation

These consolidated financial statements have been prepared according to the accounting principles generally accepted by the Colegio de Contadores de Chile A.G., Association of Chilean Accountants. They also take into consideration the regulations and directions instructed by the Chilean Securities and Insurance Supervisor. Should any discrepancies occur, the regulations instructed by the Supervisor would prevail over the former ones.

(c) Bases of Presentation

For comparative purposes, the financial statements as of June 30, 2004 are presented updated by 2.7%. Additionally, for an appropriate comparison, some figures of such financial statements have been reclassified.

(d) Bases of Consolidation

These consolidated financial statements include the assets, liabilities, profit or loss and cash flow of the Parent Company and its subsidiaries. Besides, the balances, the inter-companies transactions and their effects over profits or loss have been eliminated and the participation of the minority shareholders has been acknowledged.

(e) Price-level Restatement

These financial statements are presented corrected of the inflationary effects. To this effect, the regulations about monetary correction were applied according to the generally accepted accounting principles in Chile. For this purpose, the non-monetary assets and liabilities, the equity and the profit and loss accounts are shown in corrected currency at June 30, 2005. Estimations were made using the consumer price index informed by the Instituto Nacional de Estadisticas, National Institute of Statistics, namely 1.0% and 0.8% for the periods ended on June 30, 2005 and 2004 respectively. Additionally, the monetary assets and liabilities that have been determined in U.F. (Indexed Unit) or foreign currency have been updated at the closing exchange rate of each accounting period.

The result of this process is included in the profits or loss of the accounting period and its breakdown is shown in note 21.

(f) Bases of Conversion

The assets and liabilities in foreign currency and index units, existing as of June 30, 2005 and 2004 are shown valued in domestic currency, according to the following rates of exchange in force at the end of each accounting period:

	2005	2004
	(Chilean Pesos)
Unidad de Fomento	17,489.25	17,014.95
U.S. Dollar	579,00	636,30
Argentinean Peso	200,173	214,785

(g) Inventories

Due to their high turnover, the inventories of products to be sold in the supermarkets are shown valued at their average purchase cost. The amounts so estimated do not exceed the corresponding net realizable value.

The inventories of frozen products coming from the affiliate Interagro Comercio y Ganado S.A. are shown at their average cost of production, which do not exceed their market value at the end of each period.

(h) Estimation of bad debt

In order to cover potential bad debt accounts receivable, the companies have set a provision over all those balances assessed as unrecoverable. As of June 30, 2005 and 2004 the provisions for debtors from sales and notes receivable for a total amount of ThCh$1,019,389 and ThCh$802,690 respectively have been determined.

(i) Fixed Assets

The fixed assets are shown at their acquisition cost, corrected for price level restatement. The financial costs attributable to the construction of the fixed assets are part of the fixed asset value.

According to the Chilean generally accepted accounting principles, the Company has evaluated the recoverability of the value of its fixed assets according to the provisions indicated in the Technical Bulletin Nro.33 of the Colegio de Contadores de Chile A.G..

As a result of this evaluation no adjustments that affect the accounting values of these assets have been determined.

(j) Depreciation of fixed assets

Depreciation has been calculated by the linear method, considering the years of useful life estimated for the different groups of assets, according to the following:

Buildings:	60 years
Machinery & equipment:	3 - 20 years
Furniture, supplies & facilities:	10 years

(k) Assets under lease

The assets under leasing are shown under the other assets item, according to their current value, considering the specific conditions of each contract. The Company is not the legal owner of such assets therefore, therefore as long as the purchase option is not exercised, the Company may not freely dispose of these assets.

(l) Investments in related companies

As of June 30, 2005 and 2004, the investments kept in foreign subsidiaries were valued according to the provisions indicated in the Technical Bulletin No. 64 of the Colegio de Contadores de Chile A.G., regarding the excess valuation of foreign investments, considering their valuation as a subsidiary controlled in the source currency. The translation difference when comparing the investment adjusted by the domestic inflation, with the participation of the investors over the equity of the subsidiary, translated to the closing rate of exchange, is shown in the equity under the Other Reserves item.

Supermercados Unimarc has performed an analysis of the book value of its investments in Argentina. This analysis is supported in the existence of negative circumstances in the economies in the region. The analysis consisted in evaluating both the recoverability of the fixed assets and the lower and higher value recorded by the investor, in accordance with Chilean generally accepted accounting principles.

The recoverability analysis said companies' fixed assets was carried out bearing in mind that when there is evidence that a company's operations shall not yield on a permanent basis sufficient income to cover all of its costs, including the depreciation of the fixed assets taken in the aggregate, and when the book value of said assets exceeds their realization value, these values must be reduced to recoverable amounts, charged against the results other than from operation.

The result of this analysis determined that adjustments that affect the accounting values of the fixed assets of the Company are not required.

The investments in domestic related companies, are presented valued as per the method of proportional equity value of the investment, recognizing in the results the proportional profit or loss accrued by the issuing Company.

As from year 1998, and according to the provisions indicated in the circular letter Nro.1358 issued by the Chilean Securities and Insurance Supervisors, the lower and higher values generated by the acquisition of new investments are amortized in a term of 20 years.

(m) Deferred Tax and Income Tax

The income tax is entered in the books based on the net income after tax and the amount taxable, determined according to the regulations set forth under the Income Tax Law.

Deferred taxes are acknowledged according to the provisions indicated in the Technical Bulletin Number 60 of the Colegio de Contadores de Chile A.G. and to the circular letter Number 1466 of the Chilean Securities and Insurance Supervisors.

The Company acknowledges assets and liabilities due to deferred taxes that consider the future appraisal of the tax effects attributable to differences between the book values of assets and liabilities and their tax values. Additionally, the Company acknowledges an asset due to deferred taxes of the future tax credit of tax losses.

The calculation of the assets and liabilities due to deferred taxes has been based on the tax rate, which according to the in force tax legislation, should be applied in the year when the assets and liabilities due to deferred taxes are going to be realized or settled.

The future effects of the changes in the tax laws or in the tax rates are acknowledged in the deferred taxes as from the date when the Law that approves such changes is published. The amount of the assets for deferred taxes is reduced, if it is necessary, for the amount of any tributary benefit that is expected based on the available evidence that it could not be carried out in the medium term.

(n) Income from operation

The Company's incomes are formed by the sale of consumer goods and services, which are recorded at their net value of the taxes imposed on them.

(o) Cash flow statements

The cash flow statements included herein have been prepared according to the direct method. All those short-term investments made as part of the normal administration of the cash surplus have been considered as cash and cash equivalent.

All those transactions related to its line of business, namely, the purchase, sale, and handling of items to be dealt at supermarkets have been classified as activities of the operation.

(p) Concession contract of Supermercados Hipermarc S.A.

The concession contract subscribed by the Argentine filial Supermercados Hipermarc S.A. has been given the treatment of liabilities non monetary, according to the instructions imparted by the Chilean Securities and Insurance Supervisor. Consequently to it, and to conservative politicians of the administration of the society, it remembered to make a provision on said liabilities, qualified of eventual contingent.
02. ACCOUNTING CRITERIA APPLIED (Cont.) Companies included in the consolidation
		Percentage of Participation
Taxpayer	Company Name	06-30-2005			06-30-2004
Number		Direct	Indirect	Total	Total
79.960.220-2	Compania Comercializadora Nacional Ltda.	9.0000	91.0000	100.0000	100.0000
88.486.800-9	Interagro, Comercio y Ganado S.A.	0.0000	100.0000	100.0000	100.0000
86.360.500-8	Administradora de Supermercados S.A.	0.0000	99.9360	99.9360	99.9360
87.678.200-6	Comercial Supermercados Santiago S.A.	0.0000	99.0000	99.0000	99.0000
96.629.940-1	Transportes Santa Maria S.A.	0.0000	99.6000	99.6000	98.0000
87.678.100-K	Comercial Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
87.678.300-2	Comercial Supermercados Rancagua S.A.	0.0000	100.0000	100.0000	9.9000
O-E	Supermercados Hipermarc S.A.	0.0000	99.9990	99.9990	99.9990
79.785.340-2	Unimarc Organizacion y Servicios S.A.	99.9562	0.0000	99.9562	99.9549
96.800.910-9	Publicidad y Promociones Unimarc S.A.	0.0000	100.0000	100.0000	100.0000
96.799.180-5	Inmobiliaria de Supermercados S.A.	0.0000	99.9990	99.9990	99.9990
88.627.400-9	Unimarc Abastecimientos S.A.	0.3300	99.6700	100.0000	100.0000

03. ACCOUNTING CHANGES

During the six-months period comprised between January 1 and June 30, 2005, there have been the following changes in the application of accounting principles when is compared with the previous period.

Depreciation of fixed assets

In agreement with the nature of the assets, antiquity, operational conditions, and current state of them, has been proceeded to a change in the countable estimate, in the life useful residual technique of a group of fixed assets, Machinery's and Equipment's, what is translated in a smaller charge to the results of this exercise by an amount of ThCh$701,415 (historical figures), as of December 31, 2004.

To the date of closing of these financial states, other countable changes don't exist.

04. NEGOTIABLE SECURITIES

As of June 30, 2005 and 2004, the Company does not evidence any securities traded at the Stock Exchange and others considered temporary in nature.
Composition of the Balance
INSTRUMENTS	BOOK VALUE
	06-30-2005	06-30-2004

Shares	0	0
Bonds	0	0
Quotas in mutual funds	0	0
Quotas in investment funds	0	0
Promissory Notes of Public Offer	0	0
Mortgage Bills of Exchange	0	0

Total Negotiable Securities	0	0

05. Short and Long Term Debtors Short and Long Term Debtors

	CURRENT							LONG TERM
ITEM	Up to 90 days		Over 90 days until 1 year		Subtotal	Total Current (Net)
	06-30-2005	06-30-2004	06-30-2005	06-30-2004		06-30-2005	06-30-2004	06-30-2005	06-30-2004
Debtors from sales	1,657,297	1,554,858	0	0	1,657,297	1,418,940	1,369,454	0	0
Estimation of bad debt	0	0	0	0	238,357	0	0	0	0
Notes receivable	1,435,508	2,302,532	0	0	1,435,508	654,476	1,685,246	0	0
Estimation of bad debt	0	0	0	0	781,032	0	0	0	0
Sundry debtors	741,068	82,025	0	0	741,068	741,068	82,025	520,182	539,605
						Total long-term Debtors		520,182	539,605

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

In this item, balances, transactions and effects on results between related companies appear under the following conditions:

  The balances reflected in the short term are charged or paid as appropriate.
  The current accounts among related companies do not generate charges or interest and do not have stipulated readjustment clause.
  The balances of current accounts with related companies that do not consolidate in Supermercados Unimarc S.A. holding are kept in UF. (Indexed Unit), therefore this is the method of index.
  The balances reflected in the long term have a maturity date in the second semester of year 2008 in accounts receivable and payable. In related leasing the maturity date is year 2025.

The breakdown is the following:
Notes and Accounts Receivable
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2005	06-30-2004	06-30-2005	06-30-2004
88.541.600-4	Inversiones Errazuriz Ltda.	5,039,062	7,026,367	0	0
0-E	Puerta Grande	242,141	0	0	0
65.229.660-2	OTIC	9,618	1,154	0	0
0-E	Multideal	1,043	734	0	0
0-E	Caucho S.A.	48	0	0	0
0-E	Visa	9	0	0	0
		5,291,921	7,028,255	0	0
Notes and Accounts Payables
Taxpayer Number	COMPANY	SHORT-TERM		LONG-TERM
		06-30-2005	06-30-2004	06-30-2005	06-30-2004
94.510.000-1	Renta Nacional Cia. Seguros Grales S.A.	206,482	533	0	0
94.716.000-1	Renta Nacional Cia. Seguros de Vida S.A.	502,516	356,515	17,104,035	17,574,544
0-E	Unitrade Interamericana	32,747	36,216	0	0
0-E	Puerta Grande	0	122,492	0	0
88.163.300-0	Inversiones Culenar S.A.	0	2,764,941	0	0
79.809.460-2	Inmobiliaria y Constructora Nacional S.A.	12,711,836	3,310,538	0	0
0-E	Compania Tauro S.A.	0	0	920,443	918,723
88.461.600-k	Servicios Integrales S.A.	38,712	0	0	0
TOTALS		13,492,293	6,591,235	18,024,478	18,493,267

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	06-30-2005		06-30-2004
				AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Puerta Grande S.A.	0-E	Comm. Adm.	Curr. Acct. Receivable	242,141
	0-E	Comm. Adm.	Curr. Acct. Payable			122,492	102,934
Compania Tauro S.A.	0-E	Comm. Adm.	Curr. Acct. Payable			0
Gafonac Ltda.	78.776.710-9	Comm. Adm.	Curr. Acct. Receivable	108,373		0
	78.776.710-9	Comm. Adm.	Curr. Acct. Payable	126,350		410,071
	78.776.710-9	Comm. Adm.	Debtors from sales	5,680	4,773	489,167	411,063
Agricola Pichilemu S.A.	78.776.810-5	Comm. Adm.	Curr. Acct. Receivable	0
	78.776.810-5	Comm. Adm.	Curr. Acct. Payable	1,711		175,702
	78.776.810-5	Comm. Adm.	Invoices payables	117,998	99,157	0
Sociedad Agricola Las Cruces S.A.	78.791.770-4	Comm. Adm.	Curr. Acct. Receivable	1,248		670,281
	78.791.770-4	Comm. Adm.	Invoices payables	2,574	2,163	193,970	163,000
	78.791.770-4	Comm. Adm.	Curr. Acct. Payable	0		0
United Marketing And Sales Chile S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	0		0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	0		0
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	0		0
Industria y Forestal Nacional S.A.	96,524,230-9	Comm. Adm.	Curr. Acct. Receivable	0		0
Cidef Comercial S.A.	79.780.600-5	Comm. Adm.	Curr. Acct. Receivable	17,930,906		6,567,840
	79.780.600-5	Comm. Adm.	Invoices payables	119,465	100,391	93,171	78,294
	79.780.600-5	Comm. Adm.	Curr. Acct. Payable	8,570,417		1,997,380
Fruticola Nacional S.A.	79.804.350-1	Shareholder	Curr. Acct. Payable	82,381		377,397
	79.804.350-1	Shareholder	Debtors from sales	11,253	9,456	207,688	174,527
Inmobiliaria y Constructora Nacional S.A.	79.809.460-2	Comm. Adm.	Curr. Acct. Receivable	5,889,270		1,888,185
	79.809.460-2	Comm. Adm.	Invoices payables	241,229	202,713	0
	79.809.460-2	Comm. Adm.	Curr. Acct. Payable	897,376		9,092,471
Inversiones Financieras S.A.	79.902.880-8	Comm. Adm.	Curr. Acct. Receivable	721,498		3,514,780
	79.902.880-8	Comm. Adm.	Curr. Acct. Payable	69,005		1,610,148
Inversiones Culenar S.A.	88.163.300-0	Comm.Adm.	Curr. Acct. Receivable	88,203	60,001	181,265
	88.163.300-0	Comm.Adm.	Curr. Acct. Payable	0		2,873,161

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions
				06-30-2005		06-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Servicios Integrales S.A.	88.461.600-K	Comm. Adm.	Curr. Acct. Receivable	1,676,602
	88.461.600-K	Comm. Adm.	Curr. Acct. payable	1,412,586
Interagro Comercio y Ganado S.A.	88.486.800-9	Shareholder	Debtors from sales			0	0
Inversiones Errazuriz Ltda.	88.541.600-4	Comm. Adm.	Curr. Acct. Payable	239,570		17,749,130
	88.541.600-4	Comm. Adm.	Curr. Acct. Receivable	6,273,943		29,256,543
Renta Seguros Generales S.A.	94.510.000-1	Comm. Adm.	Curr. Acct. Payable	216,717		0
Renta Nacional Cia. Seguros de Vida S.A.	94.716.000-1	Shareholder	Curr. Acct. Receivable	7,909		182,378
	94.716.000-1	Shareholder	Curr. Acct. Payable	505,448		894,989
Administradora de Recursos S.A.	96.799.480-4	Comm. Adm.	Curr. Acct. Receivable	819,828
	96.799.480-4	Comm. Adm.	Curr. Acct. Payable	756,187
UMS S.A.	96.509.820-8	Comm. Adm.	Curr. Acct. Receivable	8,570,745		44,110,323
	96.509.820-8	Comm. Adm.	Curr. Acct. Payable	837,063	0	26,528,136	0
	96.509.820-8	Comm. Adm.	Debtors from sales	9,023	7,582	145,606	122,357
	96.509.820-8	Comm. Adm.	Invoices payables	7,109,411	5,974,294	16,204,488	13,617,216
Infonac S.A.	96.524.230-9	Comm. Adm.	Debtors from sales	68,858	57,863	130,915	110,013
	96.524.230-9	Comm. Adm.	Curr. Acct. Payable	34		172,793
Inversiones Pozo Almonte S.A.	96.542.240-4	Comm. Adm.	Curr. Acct. Receivable	69,848		850,600
	96.542.240-4	Comm. Adm.	Curr. Acct. Payable	7,148,824		1,693,910
Impresos Loma Blanca S.A.	96.574.110-0	Comm. Adm.	Invoices payables	8,998	2,984	156,403	131,431
Gafonac S.A.	96.591.240-1	Comm. Adm.	Curr. Acct. Receivable	1,339,737		19,041,890
	96.591.240-1	Comm. Adm.	Curr. Acct. Payable	1,170,491		23,876,,587
	96.591.240-1	Comm. Adm.	Invoices payables	343,202	288,405	382,143	321,128

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Transactions
				06-30-2005		06-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Salmoconcesiones S.A.	96.603.640-0	Comm. Adm.	Debtors from sales	0
Comercial Cidef S.A.	96.622.770-2	Comm. Adm.	Curr. Acct. Payable			0
Agricola Paredones S.A.	96.630.320-4	Comm. Adm.	Curr. Acct. Receivable			0
Pesquera Bahia Coronel S.A.	96.657.460-7	Comm. Adm.	Curr. Acct. Receivable	385		302,083
	96.657.460-7	Comm. Adm.	Curr. Acct. Payable			330,844	0
Mercantil Cidef S.A.	96.680.010-0	Comm. Adm.	Curr. Acct. Receivable			0
	96.680.010-0	Comm. Adm.	Curr. Acct. Payable			138,906
Servicios de Personal Austral S.A.	96.797.780-2	Comm. Adm.	Curr. Acct. Payable	101,408
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable	50,042		930,357
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable			663.026
Administradora y Serv.Multifuncional S.A.	96.879.010-2	Comm. Adm.	Curr. Acct. Receivable	571,736
	96.879.010-2	Comm. Adm.	Curr. Acct. Payable	429,118
Emp.de Gestion y Administracion S.A.	96.898.490-K	Comm. Adm.	Curr. Acct. Payable	423,175
	96.898.490-K	Comm. Adm.	Curr. Acct. Receivable	126,417
Fruticola Viluco S.A	78.724.830-6	Comm. Adm.	Curr. Acct. Payable	0
	78.724.830-6	Comm. Adm.	Curr. Acct. Receivable	0
	78.724.830-6	Comm. Adm.	Invoices payable	91,201	76,639	171,777	144,349
Vinedos Errazuriz Ovalle S.A.	96.822.650-9	Comm. Adm.	Curr. Acct. Payable	1,728		231,250
	96.822.650-9	Comm. Adm.	Curr. Acct. Receivable	58,717		444,388
Salmones y Pesquera Nacional S.A.	96.850.700-1	Comm. Adm.	Curr. Acct. Receivable
	96.850.700-1	Comm. Adm.	Curr. Acct. Payable	0		0
Servicios Multifuncionales S.A.	96.879.070-6	Comm. Adm.	Curr. Acct. Receivable	800,705
	96.879.070-6	Comm. Adm.	Curr. Acct. Payable	703,478
	96.879.070-6	Comm. Adm.	Invoices payables

06. BALANCES AND TRANSACTIONS WITH RELATED PARTIES Transactions

				06-30-2005		06-30-2004
COMPANY	TAXPAYER NUMBER	NATURE OF RELATIONSHIP	DESCRIPTION OF THE TRANSACTION	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)	AMOUNT	EFFECT ON RESULTS (CHARGES/ CREDITS)
Adm Las Tranqueras S.A	96.879.100-1	Comm. Adm.	Curr. Acct. Receivable	99,903
	96.879.100-1	Comm. Adm.	Curr. Acct. payables	149,166
Adm y Serv Generales S.A.	96.879.090-0	Comm. Adm.	Curr. Acct. Receivable	484,224
	96.879.090-0	Comm. Adm.	Curr. Acct. payables	404,433
Servicios Generales S.A.	96.913.160-9	Comm. Adm.	Curr. Acct. Receivable	656,758		380,303
	96.913.160-9	Comm. Adm.	Curr. Acct. Payable	451,521		378,573
	96.913.160-9	Comm. Adm.	Debtors from sales			160,639	134,990
Salmones de Chile S.A.	96.914.410-7	Comm. Adm.	Curr. Acct. Receivable	93,965		634,313
	96.914.410-7	Comm. Adm.	Curr. Acct. Payable	609,331		3,228,854
Corporacion de Inv. y Des. Financiero Cidef S.A.	96.923.970-1	Comm. Adm.	Curr. Acct. Receivable			6,577,935
	96.923.970-1	Comm. Adm.	Curr. Acct. Payable	0		0
Lechera la Esperanza	96.980.220-1	Comm. Adm.	Invoices payables	37,466	31,484	211,310	177,571
Inmobiliaria y Comercial S.A	99.542.800-8	Comm. Adm.	Curr. Acct. Payable	126,227
Adm y Servicios Las Tranqueras	96.836.500-2	Comm. Adm.	Curr. Acct. Receivable	129,796
	96.836.500-2	Comm. Adm.	Curr. Acct. Payable	194,122
Holding Unimarc S.A	94.827.700-5	Comm. Adm.	Curr. Acct. Receivable			302,363
	94.827.700-5	Comm. Adm.	Debtors from sales	187	157	694,679	583,763
Alimentos Nacionales	96.587.510-7	Comm. Adm.	Debtors from sales	15,461	12,992	115,933	97,423
Administradora Austral	96.798.240-7	Comm. Adm.	Curr. Acct. Receivable	92,585

07. INVENTORY

This item, as of June 30, 2005 and 2004, is structured as follows:

Items	2005	2004
	ThCh$	ThCh$

Inventories	10,343,457	10,804,022
Imports	31,463	40,114

Total	10,374,920	10,844,136

08. DEFERRED TAXES AND INCOME TAXES

The accumulated deferred taxes, calculated according to like they are explained in the note 2 (m), ascending to an amount of active net of ThCh$8,045,520 at June 30, 2005, and ThCh$7,408,740 of active net at June 30, 2004, and they correspond to the next included detail:

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Deferred Taxes

ITEMS	06-30-2005				06-30-2004
	ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX		ASSETS DEFERRED TAX		LIABILITIES DEFERRED TAX
	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM	SHORT-TERM	LONG-TERM
TEMPORARY DIFFERENCES
Provision for bad debts	110,954	58,939	0	0	75,908	56,800	0	0
Anticipated income	0	0	0	0	0	0	0	0
Holidays provisions	51,228	0	0	0	5,502	1,187	0	0
Intangibles amortization	0	0	0	0	0	0	0	0
Assets in leasing	0	0	2,525	10,102	2,661	10,648	0	0
Manufacturing expenses	0	0	0	0	0	0	0	0
Fixed assets depreciation	123,169	492,676	284,581	1,092,628	0	0	184,247	630,318
Severance pay based on years of service	0	0	0	0	0	0	0	0
Other events	10,847	51,537	0	163.235	6,682	24,638	0	97.328
Tax losses of the period	0	0	0	0	0	0	0	0
Accumulated tax losses	1,935	8,476,021	0	0	32,336	7,902,675	0	0
Profit from leaseback difference	62,162	248,648	0	0	63,282	253,126	0	0
Prepaid expenses	0	0	89,525	0	0	0	110,477	4,335
Provision of judgement	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0
OTHERS
Related accounts-net of amortization	0	0	0	0	0	0	0	0
Valuation provision	0	500,000	0	0	0	0	0	0
TOTALS	360,295	9,327,821	376,631	1,265,965	186,371	8,249,074	294,724	731,981

08. DEFERRED TAXES AND INCOME TAXES (Cont.) Income Tax

Items	06-30-2005	06-30-2004

Current tax expenses (tax provision)	0	0
Tax expenses adjustment	0	0
Effect by assets or liabilities due to deferred tax of period	340,358	821,761
Tax benefits due to tax losses	-191,786	0
Effect due to amortization of related accounts of deferred assets and liabilities	0	0
Effect on assets or liabilities due to deferred taxes due to changes in the evaluation provision	0	0
Other charges or credits in the account	0	0

Total	148,572	821,761

09. OTHER CURRENT ASSETS

As of June 30, 2005 and 2004, the following concepts are presented under this item:
Items	2005	2004
	ThCh$	ThCh$

Leasing and Insurance deferred VAT	13,894	368
Other	85,866	79,900
Deposits	0	327,624
Customer Duty	2,997	13,266

Total	102,757	421,158

10. FIXED ASSETS

Fixed Assets, as of June 30, 2005 and 2004, include the following balances, the information of which is presented below:

Fixed Assets
ITEMS	2005 M$			2004 M$
	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)	Fixed Assets	Accumulated Depreciation	Total Fixed Assets (net)

Land	39,446,560		39,446,560	40,157,564		40,157,564
Construction and infrastructure works	53,160,164	-7,049,013	46,111,151	57,957,209	-6,578,785	51,378,424
Machinery and Equipment's equipment	23,680,104	-11,158,529	12,521,575	23,757,049	-10,376,860	13,380,189

Other Fixed Assets
Furniture and Fixtures	4,347,111	-2,376,446	1,610,665	4,516,177	-2,428,132	2,088,045
Facilities	10,005,155	-4,792,990	5,212,165	10,867,685	-4,594,881	6,272,804
Works in progress	1,926,913		1,926,913	1,852,569		1,852,569
Assets in Leasing	21,639,374	-2,723,701	18,915,673	19,831,205	-2,109,577	17,721,628
Sub-totals	37,918,553	-10,253,137	27,665,416	37,067,636	9,132,590	27,935,046
	154,205,381	-28,460,679	125,744,702	158,939,458	-26,088,235	132,851,223

Assets in Leasing
Leasing Company	Assets	Amount ThCh$	Share	Maturity Date	Interest Rate
Corp. Vida S.A.	SM La Reina	1,577,887	166	06-06-18	UF+TIP
Hewlett Packard S.A.	Computational Equipment	119,180	7	10-04-05	US$+TIP
Renta Nac. Cia. Seg. Vida S.A.	SM La Florida	17,460,270	255	05-12-25	UF+TIP
Telmex	Supermercados	1,586,626	62	01-01-10	US$+TIP
Deferred Profit Lease Back	SM La Florida	-1,828,291

Totals		18,915,672

11. INVESTMENT IN RELATED COMPANIES Breakdown of Investments

The breakdown of investment in related companies is as follows:
Taxpayer Number	Company	Country of Origin	Control of Investment Currency	Number of Shares	Percentage of Share		Equity of Companies		Profit or Loss of the Period		Accrual Result		VPP		Non Realized Results		Book Value of the Investment
					06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04
65.229.660-2	Organ. Tecnico Intermedio capacitacion	Chile	Ch$	0	42.0000	42.0000	8,689	2,897	-5	-12	-2	-5	3,650	1,217	0	0	3,650	1,217
TOTAL													3,650	1,217	0	0	3,650	1,217

12. HIGHER AND LOWER VALUE OF INVESTMENTS

The higher and lower values shown in this item are calculated according to the Technical Bulletin number 42 of the Colegio de Contadores de Chile A.G. essentially by applying an amortization at 20 years. At this term, the total investment is expected to be recovered.

The main accounting balances are generated as follows:

1) Lower value of Supermercados Hipermarc S.A.

On December 20, 1999, a purchase is made from Celimar Internacional S.A. (minority Shareholder in Supermercados Hipermarc S.A), of its participation in this company in an amount of US$ 21,000,000; corresponding to 16.32675% of the company's equity. This operation generated a lower book value of ThCh$9,088,538 (historic figure).

2) Lower value of Inmobiliaria de Supermercados S.A.

On September 16, 1996, Supermercados Unimarc S.A. subscribed and paid a capital increase in Inmobiliaria de Supermercados S.A., (ISSA) capitalizing credits against this company in the amount of ThCh$11,500,977 (Historic figure) increasing its participation to 99.999%. At the closing of ISSA financial statements the fixed assets are included at their original value, without considering the expert's appraisal performed upon the creation of ISSA S.A., therefore having to amortize under Lower Value of the Investment for the purchase of shares in ISSA., the price paid to third parties when acquiring the company. Considering in its equity the assets previously assessed, this operation generated a lower value of ThCh$7,634,664. (historic figure).

3) Lower value of Unimarc Abastecimientos S.A.

This subsidiary was acquired in August 1998. At that date, its firm name was Inversion Nacional S.A. and subsequently it was modified to the present Unimarc Abastecimientos S.A. Currently, this company operates as a warehouse of merchandise to be sold in the supermarkets.

The breakdown of this item is the following:

Lower Value
TAXPAYER NUMBER	COMPANY	06-30-2005		06-30-2004
		AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE	AMORTIZED AMOUNT IN THE PERIOD	LOWER VALUE BALANCE

0-E	Supermercados Hipermarc S.A.	369,778	7,285,962	369,765	8,025,254
96.799.180-5	Inmobiliaria de Supermercados S.A.	234,389	5,234,683	234,381	5,703,273
88.627.400-9	Unimarc Abastecimientos S.A.	44,012	1,151,644	44,010	1,239,627
88.461.600-k	Servicios Integrales S.A.	0	0	0	0
87.678.300-2	Comercial S.M. Rancagua S.A.	1,220	43,303	1,220	45,742
96.621.750-2	Inmobiliaria Las Tranqueras S.A.	0	33	2	35
96.629.940-1	Transportes Santa Maria S.A.	145	5,621	0	0
Total		649,544	13,721,246	649,378	15,013,931

Higher Value

TAXPAYER NUMBER	COMPANY	06-30-2005		06-30-2004
		AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance	AMORTIZED AMOUNT IN THE PERIOD	Higher Value Balance
86.360.500-8	Adm. de Supermercados S.A.	2,208	32,835	2,205	37,246
	TOTAL	2,208	32,835	2,205	37,246

13. OTHER (Assets)

Other Long Term Assets

As of June 30, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are presented under this item, according to the following breakdown:

Items	2005	2004
	ThCh$	ThCh$

Warranties	274,858	269,710
Computational system project	78,896	283,085
Other Taxes to be recovered from Subsidiary in Argentina	868,200	784,748
Other long term assets	239,463	250,906

Total	1,461,417	1,588,449

SHORT TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Short Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2005 and 2004, is the following:

TAXPAYER NUMBER	BANK OR FINANCIAL INSTITUTION	TYPE OF CURRENCIES AND READJUSTMENT INDEX										NOT READJUSTED $		TOTAL
		DOLLARS		EUROS		YENS		OTHER FOREIGN CURRENCIES		UF
		06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-05	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04	06-30-05	06-30-04
Short Term (code 5.21.10.10)
97.041.000-7	Bank Boston	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Banco do Brasil	0	0	0	0	0	0	0	0	0	722,030	702,422	0	702,422	722,030
97.036.000-K	Banco Santander Santiago	0	0	0	0	0	0	0	0	0	0	0	1,036,573	0	1,036,573
97.051.000-1	Banco del Desarrollo	6,766,102	2,744,926	0	0	0	0	0	0	0	0	0	0	6,766,102	2,744,926
97.032.000-8	Bhif	0	0	0	0	0	0	0	0	0	0	0	0	0	0
96.621.750-2	Lloyds Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	28,947	0	0	0	28,947	0
96.621.750-2	Hispanoamericano	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0-E	Export Import Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	6,766,102	2,744,926	0	0	0	0	0	0	28,947	722,030	702,422	1,036,573	7,497,471	4,503,529
	Debt capital amount	6,753,925	2.740.944	0	0	0	0	0	0	28,732	708,722	702,071	1,034,882	7,484,728	4,484,548
	Avg. Annual Interest Rate	4.5	9.0							6.5	9.0	6,0
Long Term (Code 5,21,10,20)
97.032.000-8	Corp Banca	0	0	0	0	0	0	0	0	571,715	549,483	0	0	571,715	549,483
0-E	KfW	477,922	411,878	0	0	0	0	0	0	0	0	0	0	477,922	411,878
0-E	Export-Import Bank	0	0	0	0	0	0	0	0	0	0	0	0	0	0
0-E	Societe Generale	0	0	0	0	0	0	163,812	84,304	0	0	0	0	163,812	84,304
97.018.000-1	Scotiabank Sud Americano	0	0	0	0	0	0	0	0	0	46,669	0	0	0	46,669
97.041.000-7	Bank Boston	2,349,798	2,662.996	0	0	0	0	0	0	0	0	0	0	2,349,798	2,662,996
97.032.000-8	BBVA	0	0	0	0	0	0	0	0	0	0	0	0	0	0
97.036.000-K	Santander Santiago	0	0	0	0	0	0	0	0	0	0	213,871	0	213,871	0
	Others	0	0	0	0	0	0	0	0	0	0	0	0	0	0
	TOTALS	2.827.720	3,074,874	0	0	0	0	163,812	84,304	571,715	596,152	213,871	0	3,777,118	3,755,330
	Debt capital amount	2,751,597	3,060,478	0	0	0	0	139,606	84,304	557,594	578,877	208,922	0	3,657,719	3,723,659
	Avg. Annual Interest Rate	4.5	6.5					14.50		8.1	8.0	3,48

	Percentage of obligations in foreign currency (%)			86,5000

	Percentage of obligations in domestic currency (%)			13,5000

15. LONG TERM OBLIGATIONS WITH BANKS AND FINANCIAL INSTITUTIONS Long Term Obligations with Banks and Financial Institutions

The breakdown of the current obligations with banks and financial institutions as of June 30, 2005 and 2004, is the following:

Taxpayer Number	Bank or Financial Institutions	YEARS TO MATURITY							CURRENT PERIOD CLOSING DATE		PREVIOUS PERIOD CLOSING DATE
		Index of readjustment Currency	More than 1 Up to 2	More than 2 Up to 3	More than 3 Up to 5	More than 5 Up to 10	More than 10 years		Total long term at Financial Statement closing	Average Annual Interest Rate	Total Long Term at Financial Statement Closing
							Amount	Term
97.023.000-9	Corp Banca	U.F.	593,724	632,293	462,282	0	0	0	1,688,299	8.5	2,234,635
96.621.750-2	KfW	Dollars	435,597	435,597	871,194	1,524,593	0	0	3,266,981	5.6	4,178,861
97.018.000-1	Scotiabank	U.F.	0	0	0	0	0	0	0	0.0	28,707
96.621.750-2	Societe Generale	Other currencies	137,259	98,656	0	0	0	0	235,915	8,0	377,196
97.041.000-7	Bank Boston	Dollars	2,316,000	4,346,173	0	0	0	0	6,662,173	4.5	10,133,088
97.036.000-K	Santander Santiago	$ non readjustment	227,426	247,518	131,886	0	0	0	606,830	3.48	0
TOTAL			3,710,006	5,760,237	1,465,362	1,524,593	0		12,460,198		16,952,487
Percentage of obligations in foreign currency (%)	81.59

Percentage of obligations in domestic currency (%)	18.41

16. PROVISIONS AND PENALTIES

PENALTIES

Concerning penalties, there are no penalties in force affecting neither the parent company nor its subsidiaries at the end of the period analyzed in these financial statements.

PROVISIONS

As of June 30, 2005 and 2004, the breakdown of this item is the following:

Items	2005	2004
	ThCh$	ThCh$
Holidays Provisions	46,745	39,420
Expenses Provisions	0	261,937
Judgement Provisions	304,359	217,444
Other Provisions	393,650	68,357
Total	744,754	587,158
17. OTHER LONG TERM LIABILITIES

This item corresponds to the income received in advance for the concession at 10 years' term of the Supermarket premises in Argentina. During the year 2005, the amount to be accrued is shown under the item Income received in advance of current liabilities.

With date July 27, 2004, the Board of Directors approved the rescission of the concession contract, that requested Supermercados Norte S.A., of the space located in the town of Caseros, Partido de Tres de Febrero, that the Society gave him in sub-concession, being yielded at December 31 2004 the entirety of the concession gotten paid in advance, corresponding to the period from January 01, 2005 to June 30, 2009, equivalent to Chilean $ 1,113,685.
Items	Short-term		Long-term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$

Income received in advance	437,724	784,176	1,313,172	3,136,704

Total	437,724	784,176	1,313,172	3,136,704

18. MINORITY INTEREST

The following amounts are presented under this item: ThCh$19,940 and ThCh$19,273 as of June 30, 2005 and 2004, respectively. These amounts correspond to the acknowledgment of the minority shareholders' proportion of the equities of the consolidated subsidiaries, according to the following breakdown:
Company	Percentage of Share		Amount
	2005	2004	2005	2004
	%	%	ThCh$	ThCh$
Administradora de Supermercados S.A.	0.06400	0.06400	6,152	6,320
Transportes Santa Maria S.A.	0.40000	2.00000	(2,216)	(6,882)
Comercial Supermercados Santiago S.A.	1.00000	1.00000	2,565	2,928
Unimarc Organizacion y Servicios S.A.	0.43726	0.04500	13,427	16,894
Inmobiliaria y Supermercados S.A.	0.00004	0.00004	9	9
Supermercados Hipermarc S.A.	0.00001	0.00001	3	4
Total			19,940	19,273

19. CHANGES IN EQUITY

The equity variations of the 2005 and 2004 periods are:

Variations of other reserves item:

It corresponds to equity variations registered by subsidiary Unimarc Organizacion y Servicios S.A. in an amount of ThCh$1,558,438 and ThCh$1,186,874 (historic figure) as of June 30, 2005 and 2004 respectively, which adjusted its investment in a foreign affiliate (Supermercados Hipermarc S.A.), according to the provisions indicated in the Technical Bulletin Number 64 of the Colegio de Contadores de Chile A.G. regarding valuation of foreign investments. The translation difference is presented when comparing different price-level restatement like the variation of IPC (CPI) and the Dollar.

In execution of the Offices number 07981 of the Chilean Securities and Insurance Supervisor, dated September 29, 2003 that it ordered the re-emission of new financial statements, was proceeded to make an adjustment as for the dividends paid with position to the exercise 2001. Statement adjusts consisted of assign them to the accumulated results of the same period.

On October 16, 2003 the Board of Directors agreed to approve the re-emission of the financial statements according to the order in Offices number 07981 of the Chilean Securities and Insurance Supervisor and call to extraordinary meeting of shareholders in order to ratifying the adjustments of the financial statements.

19. CHANGES IN EQUITY Changes in Equity

06-30-2005										06-30-2004
Items	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period	Paid-in Capital	Capital Revaluation Reserve	Excess price in sale of shares	Other Reserves	Future Dividend Reserves	Accumulated Results	Provisional Dividends	Deficit Development Period	Result for the period
Opening Balance	57,843,536		29,586,246	-6,756,905		17,344,506			-7,115,008	56,432,718		28,864,630	-4,272,282		21,170,826			-4,249,357
Distribution Previous Period						-7,115,008			7,115,008						-4,249,357			4,249,357
Final Dividend Previous Period
Capital increase with cash share issuance
Capitalization of Profits and/or Reserves
Period of Development Accumulated Deficit
Accumulated Readjustment due to translation difference				757,081									1,751,593
Own Capital Revaluation		578,435	295,862	-67,569		102,295					451,462	230,917	-34,178		135,372
Profit/Loss for the Period									-5,001,449									-4,664,834
Provisional Dividends
Closing Balance	57,843,536	578,435	29,882,108	-6,067,393		10,331,793			-5,001,449	56,432,718	451,462	29,095,547	-2,554,867		17,056,841			-4,664,834
Updated Balances										57,956,401	463,651	29,881,127	-2,623,848		17,517,376			-4,790,785

19. CHANGES IN EQUITY Number of Shares
SERIES	NUMBER OF SUBSCRIBED SHARES	NUMBER OF SHARES PAID	NUMBER OF SHARES WITH A VOTING RIGHT
Single	1,261,849,619	1,261,849,619	1,261,849,619
19. CHANGES IN EQUITY Capital (Amount ThCh$)
SERIES	SUBSCRIBED CAPITAL		PAID-IN CAPITAL
Single	57,843,536		57,843,536

20. OTHER NON-OPERATING INCOME AND EXPENSES

As of June 30, 2005 and 2004, the breakdown of this item is formed as follows:

Other non-operating income

Items	2005 ThCh$	2004 ThCh$

Rentals	221,863	3,863
Cashier register overage	17,981	23,870
Other non-operating income	145,198	60,100
Profits from disposal of fixed assets	41,508	522,285
Total	426,550	610,118

Other non-operating expenses

Items	2005 ThCh$	2004 ThCh$

Penalties and sanctions	9,348	6,547
Cashier register lacks	1,344	3,224
Other non-operating expenses	22,269	70,019
Loss from other assets sale	0	0
Loss from assets fixed sale	0	1,077,877

Total	32,961	1,157,667

21. MONETARY CORRECTION

ASSETS (CHARGES) / CREDITS	READJUSTMENT INDEX	06-30-2005	06-30-2004
Inventories		$0	0
Fixed assets		$829,065	650,138
Investments in related companies		$141,938	123,999
Accounts receivables with related companies		$115,092	0
Other non-monetary assets		$219	-12,312
Accounts of expenses and costs		$29,802	0
Total (charges) credits		1,116,116	761,825

LIABILITIES (CHARGES) / CREDITS
Equity		$-909.024	-804,728
Accounts payable with related companies	$, UF	0	33,386
Obligations with banks	UF	-21,652	-21,132
Minority interest		$269,699	217,122
Non-monetary liabilities	$, UF	-260,987	-380,001
Income account		$0	3,207
Total (charges) credits		-921,964	-952,146
(Loss) Profit due to monetary correction		194,153	-190,320

22. EXCHANGE RATE DIFFERENCES

ITEM	CURRENCY	AMOUNT
		06-30-2005	06-30-2004
ASSETS (CHARGES) / CREDITS
Result from the translation of Argentinean Subsidiary	US$	0	820,284
Other non-monetary assets	US$	25,600	50,475
Accounts receivables with related companies	US$	335,197	0
Total (charges) credits		360,797	870,759

LIABILITIES (CHARGES) / CREDITS
Obligations with banks	US$	-539,488	-1,257,829
Other non-monetary liabilities	US$	-256,263	2,271
Result from the translation of Argentinean Subsidiary	US$	0	0
Total (charges) credits		-795,751	-1,255,558
(Loss) Profit due to monetary correction		-434,954	-384,799

23. CONTINGENCIES & RESTRICTIONS

  Direct commitments

a.1) Banco BBVA

As of June 30, 2005, Supermercados Unimarc S.A. does not keep any pending obligations with Banco BBVA, former BBVA Banco BHIF, (BBVA), as they were all paid in full during year 2003. The only pending issue is the release of the guaranties lodged to cover the already extinguished obligations. Notwithstanding the foregoing, at present there are several court cases between BBVA and companies of the Errazuriz Group, originating in the sale of former Banco Nacional.

The claims, insofar as they relate to the credit of the companies that sold the shares in former Banco Nacional, including Supermercados Unimarc S.A., are being heard by Arbitrating Judges Samuel Lira Ovalle and Arnaldo Gorziglia Balbi, and all of them are currently pending, except for thirteen of them which have already been ruled. Nine of them were sanctioned in favor of companies in the Errazuriz Group, where the bank was sentenced to additionally pay amounts exceeding U.F. 183,531.81 plus interest. They could cause the outstanding amounts to rise as high as U.F. 490,000 (as per the latest legal expert's report delivered in connection to this issue).
  Claims being heard at an Arbitrating venue:

At present there are 29 claims - Arbitration Folders; each one bears the name Folder No. 01 through No. 29, plus one called Book and another one called Principal. The 29 arbitration folders and the principal one, originate in the non-payment of the price of the shares in former Banco Nacional, in connection to the sale under contract of purchase of shares dated July 23, 1989, executed before Notary public Mr. Andres Rubio Flores. The folder called Book originates in the publication, editing and distribution by executives and directors of BBVA of the Book "Los secretos de Fra Fra" (The Secrets of Fra Fra), a book whose editing publication and distribution was prohibited under a judicial resolution. In this case, indemnity payments are sought for the damages caused by said publication.

(ii) The status or stage of the process in connection with each folder is the following:

Folder No. 1, favorably awarded.

Folder No. 2, favorably awarded.

Folder No. 3, favorably awarded.

Folder No. 4, awarded against the claims of both parts.

Folder No. 5, favorably awarded.

Folder No. 6, favorably awarded.

Folder No. 7, favorably awarded.

Folder No. 8, awarded against the claims of "Errazuriz Group".

Folder No. 9, awarded against the claims of "Errazuriz Group".

Folder No. 10, favorably awarded.

Folder No. 11, favorably awarded.

Folder No. 12, favorably awarded.

Folder No. 13, in a stage of summons to hear the final sentence.

Folder No. 14, in a stage of summons to hear the final sentence.

Folder No. 15, currently in the stage of remarks to evidences.

Folder No. 16, pending to summon to hear the final sentence.

Folder No. 17, awarded against the claims of "Errazuriz Group".

Folder No. 18, in a stage of summons to hear the final sentence.

Folder No. 19, in a stage of summons to hear the final sentence.

Folder No. 20, in a stage of summons to hear the final sentence.

Folder No. 21, currently in the submittal of evidence stage.

Folder No. 22, currently in the submittal of evidence stage.

Folder No. 23, currently in the submittal of evidence stage.

Folder No. 24, currently in the submittal of evidence stage.

Folder No. 25, currently in the submittal of evidence stage.

Folder No. 26, currently in the submittal of evidence stage.

Folder No. 27, currently in the submittal of evidence stage.

Folder No. 28, currently in the stage of discussion.

Folder No. 29, currently in the stage of discussion.

Book Folder, is awaiting the evidence stage.

Principal Folder, it is a pre-judicial measure, under regular proceedings.

(iii) In connection with the amounts involved.

The lawsuits filed before the Arbitrating Judges, add up to a total amount of U.F. 1,224,250, plus interest (a matter that, given the dates over which, in general, the Arbitrating Court has ordered the addition of interest - between years 1990 and 1993 -, usually duplicates or triplicates de capital amounts claimed).

a.2) Corp Banca

Mortgage guarantees over Supermercado Maipu I and Maipu II and Manuel Montt, owned by Inmobiliaria de Supermercados S.A., the accounting value of which amounts to ThCh$1,668,586, ThCh$2,759,086 and ThCh$1,190,880, respectively, for credits granted by Corp Banca which as of June 30, 2005 amount to ThCh$2,260,014

a.3) Banco del Desarrollo

As of June 30, 2005, the affiliate company Inmobiliaria de Supermercados S.A., has mortgaged the real estates called Concepcion and Cordillera, in order to guarantee to the Banco del Desarrollo commitments currently held or that may be held in the future by Supermercados Unimarc S.A. or its affiliates. The accounting value of said assets is ThCh$2,495,683 and ThCh$3,406,630 respectively, and the debt's value as of June 30, 2005 amounts to ThCh$6,766,102.

a.4) Banco Santander Santiago

On July 16, 1998 the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., was lodged as guarantee before Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Supermercados Unimarc S.A. The accounting value of said real estate amounts to ThCh$11,186,369 and the debt's value as of June 30, 2005 amounts to ThCh$820,701.

a.5) Banco BankBoston

As of the closing date of these financial statements, the capital credit as of June 30, 2005 in the amount of US$15,506,346.09 up-to-date in the payment of capital and interest.

In connection with this debt, on December 29, 1998 the Company lodged as collateral, certain forestry assets owned by related companies, through common ownership, Sociedad Ganadera y Forestal Nacional Ltda., Ganadera y Forestal Nacional S.A. and Agricola y Forestal Paredones Limitada. (formerly Forestal Regional S.A.), guarantees whose terms were approved in the respective Extraordinary Shareholders' Meetings of said companies and by their partners in each case.

On May 06, 2003 the parties entered into a modification of the original Credit Contract, called "18th Amendment to Credit Agreement", whereby the debt shall be restructured on a long-term basis.

Likewise, on May 06, 2003 before Notary Public Rene Benavente Cash, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage and prohibition to dispose contract in connection with: Supermercado Chillan, lands in Chiguayante I and II, lands in Iquique and land in Temuco II; and a pledge over the goods and chattels for supermarkets; in order to guarantee to BankBoston N.A., Nassau Branch, the full, actual and timely compliance with each and every one of the obligations described in clause first of this deed, including, without limitation, the full, complete and timely payment of each one of the capital installments on the specified payment days, plus interest, including penalty interest, commissions and others, in connection with the loan and promissory notes, the Mortgage Guarantor lodges in favor of BankBoston N.A., Nassau Branch, a first degree mortgage over each one of the real estates, in accordance with the provisions contained in the Civil Code.

On August 04, 2003 the Company subscribed the extension pages of the promissory notes in connection with the credit contract agreed on December 8, 1998 with BankBoston N.A., Nassau Branch (External Loan No. 33,169), whereby the time of the credit was extended until year 2007.

a.6) Kreditanstalt für Wiederaufbau (KfW)

On October 23, 2002, before Notary Public Sergio Rodriguez Garces, the parties entered into a contract of transaction and discontinuance of actions. As an outcome of said contract of transaction and discontinuance of actions, Supermercados Unimarc S.A. and KfW signed two new contracts whereby they rescheduled the credits in force with said institution, called "Rescheduling Agreements". As of June 30, 2005, the short-term and long-term debts with KfW amount to US$6.3 million.

As collateral for said obligations, as per a public deed dated November 22, 2001 executed at the Notary's Office of Mrs. Gloria Acharan Toledo, a pledge has been lodged which encompasses one part of the group of assets de imported under the loans granted by KfW, consisting of cooler shelves, bakery equipment, lighting equipment, shelves, check-out, air conditioning equipment and supermarket carts, contained in the following invoices: 56-5184-0001-01, 56-5184-0001-02, 56-5184-0001-03 and 56-5184-0001-04 (assets of the Linde brand); 56-5184-0007-01 y 56-5184-0008-01 (assets of the AEG brand); 56-5184-0005-01 y 56-5184-0005-02 (assets of the Cefla brand); 56-5184-0003-01 and 56-5184-0004-02 (assets of the Miwe brand); 56-5184-0002-01 (assets of the Trane brand); y,56-5184-0017-01 (assets of the Artok brand).

On November 01, 2004, CCC Machinery GMBH request the constitution of a Arbitration Tribunal before the International Chamber of Commerce of Paris in order to collect a non existing debt, CCC Machinery says its amount is of 6,655,768 Euros. Supermercados Unimarc S.A. argues the obligation shall be paid by KfW, as per Purchase Contract signed among the parties involved.

  Guaranties received from third parties

  b.1) Banco Do Brasil

  In order to guarantee the credits granted by Banco Do Brasil, the related companies Salmoalimentos S.A., have mortgaged assets owned by it. The value of said debt, as of June 30, 2005 amounts to ThCh$702,422. The property lodged as collateral is P.A.M. Carolina III, limited to US$ 1,500,000.

  b.2) Banco Scotiabank SudAmericano

  Mortgage guarantee over a building and constructions of Supermercado Vina San Martin, now of property of Renta Nacional Compania de Seguros de Vida S.A. in favor of a loan granted by Banco Scotiabank Sud Americano. The net accounting value is ThCh$1,021,327 for a loan which as of June 30, 2005, amounts to ThCh$28,948

  Indirect commitments

  c.1) The Company and other subsidiaries of Inversiones Errazuriz Ltda. (Inverraz Ltda.) have reported since 1994 and 1996, in connection to their condition as guarantors in the payment of obligations undertaken by Inverraz Ltda. with the State Street Bank and Trust Company incurred into in those dates, in the amount of ThUS$44,444 and ThUS$65,000, respectively.

  On June 25, 2001, Inverraz Ltda. has informed that the creditor has started legal action in the United States of America in connection with these two obligations. The lawyers of Inverraz Ltda. Informed that according to definitive verdict of the Supreme Court of the United States, dated January 22, 2005, the amounts of the obligations that hypothetically could affect our company, as guarantor, would reach to an amount equivalent to 30.80% for the credit of the year 1994, it is to say US$13,688,889 in principal, plus interest approximate of US$6,000 per day from June 02, 2000, and 38.82% for the credit of the year 1996, it is to say US$25,232,000 in principal, plus interest approximate of US$8,400 per day from June 08, 2000, percentages that would be increased, in case bankruptcy or liquidation is declared of one or more of the guarantors, once concluded the respective process that can begin against those, and liquidated of the other companies.

  As per our lawyer's opinion, there is no said debt, because, as it has expired the term to claim them. The arguments has been explained in "State Street Bank and Trust Company against Inversiones Errazuriz and others". The bank has answered the arguments above mentioned, and, as a support to its arguments, has accompanied to the proceedings, copy of the final decision obtained by the Bank in the United States. Besides, it is still pending, before the Court of Appeal of Santiago, a motion of incompetence intended by Inversiones Errazuriz Ltda. The plaintiff have had to face several allegations, in which Inversiones Errazuriz Ltda, argues the extinction of all the debts and of all the obligations arising out of the agreements and contracts among the parties involved. Inversiones Errazuriz Ltda, and the other parties suited by the Bank have asked Chilean Courts to be indemnified of all the damages incurred because of the actions intended by the Bank. As a conclusion, Inversiones Errazuriz Ltda, questions the existence of the debt.

  c.2) On December 31, 1998, the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations of same with Banco Santander Santiago, which as of June 30, 2005 is of an amount of ThCh$3,040,225. The purpose of which is to finance the construction of supermarkets for Supermercados Unimarc S.A.

  Additionally, on July 16, 1998, the real estate called Providencia, owned by Inmobiliaria de Supermercados S.A., is lodged as guarantee to Banco Santander Santiago in connection with any obligations undertaken at present or in the future by Inmobiliaria y Constructora Nacional S.A., and/or Supermercados Unimarc S.A. and/or Salmones y Pesquera Nacional. Only for the case of Salmones y Pesquera Nacional S.A. the mortgage guaranty is limited to a maximum amount of ThUS$1,000.

  c.3) On October 10, 1998 the Company became joint and several surety and debtor for the obligations undertaken by Inmobiliaria y Constructora Nacional S.A. to guarantee obligations with Corp Banca. The debt's balance as of June 30, 2005 amounts to ThCh$2,689,747.

  c.4) On November 13, 2002, before Notary Public Arturo Carvajal Escobar, the affiliate company Unimarc Organizacion y Servicios S.A., entered into a contract and lodged a mercantile pledge over the shares held in company Inmobiliaria de Supermercados S.A., in favor of companies Ganadera y Forestal Nacional Limitada, Ganadera y Forestal Nacional S.A., and Agricola y Forestal Paredones Limitada, in order to guarantee to said companies the full and timely compliance with each and any of the current obligations referred to in said contract, and also of those which company Supermercados Unimarc S.A. may keep with Ganadera y Forestal Nacional Limitada, Ganadera and Forestal Nacional S.A., and with Agricola y Forestal Paredones Limitada, and especially to guarantee the obligations evidenced in Clauses Fifth and Ninth hereof.

  c.5) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on second degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inmobiliaria y Constructora Nacional S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inmobiliaria y Constructora Nacional S.A.

  c.6) On October 15, 2004, before Notary Public Enrique Tornero Figueroa, the affiliate company Unimarc Organizacion y Servicios S.A., signed a contract and give a mercantile pledge on third degree, over the shares held in company Inmobiliaria de Supermercados S.A., in favor of society Inversiones Culenar S.A. with the object of guaranteeing to such society the complete and opportune execution of all and any obligations present, future or eventual, established by said contract, and also of those that the society Inmobiliaria de Supermercados S.A. could have for Inversiones Culenar S.A.

  c.7) By Public Writing of June 24, 2004, before Notary of Santiago, Mr. Enrique Tornero Figueroa, the filial society Inmobiliaria de Supermercados S.A. constituted mortgage in favor of Renta Nacional Compania de Seguros de Vida S.A., to guarantee the obligations of Ganadera y Forestal Nacional II S.A., coming up from mutual mortgage that the latter has in favor of Renta Nacional Compania de Seguros de Vida S.A.

  Other commitments

d.1) In a Board of Directors' Meeting held on December 15, 1998 it was agreed to support the obligations that its affiliate in Argentina, Supermercados Hipermarc S.A. may have undertaken or may undertake in the future with the foreign company Jose J. Chediack S.A.I.C.A. for an amount of up to $ARG 133,790.68 (Argentinean pesos).

d.2) On June 10, 1999 the affiliate company Supermercados Hipermarc S.A., entered into a financing and occupation agreement with NAI International II, Inc (sucursal Argentina), and NAI International II Inc., whereby the construction and operation of two movie-theater complexes for Multicenter Belgrano and Quilmes with 10 and 8 rooms, respectively, was agreed. To this effect, a loan was agreed, which was granted by Nai International II., Inc for the construction for an amount which at present amounts to ARG$5,078,665,82 (Argentinean pesos), payable during the term of the 12 year concession. Same shall accrue an agreed interest at the Libor rate plus 1.5%. Said loan is guaranteed by Supermercados Unimarc S.A. until the discharge it same. In September, 2002 a real right of antichresis was entered into, guaranteeing the occupancy of the movie theaters for a term of 12 years, since the grand opening until July, 2012.

d.3) On November 28, 2003 a debt restructuring agreement was entered into with Bank Societe Generale S. A., whereby the debt was established at ThCh$508,418 (Chilean pesos), equivalent to ARG$2,517,258 (Argentinean pesos). In that same act, the real estate of Avenida Roca 555/57 Vicente Lopez was lodged as payment for the price of ThCh$80,789 (Chilean pesos), equivalent to ARG$400,000 (Argentinean pesos). The remaining balance of the obligation at June 30, 2005, amounts to ThCh$362,465 (Chilean pesos), corresponding to ARG$1,934,579 (Argentinean pesos).

The contracting of this loan implies for the Company the compliance with certain conditions and requirements, especially those referring to the maintenance of certain equations in its accounting statements. These include maintaining a Net Equity of no less than ARG$3,081,365 (Argentinean pesos).

Additionally, a Trust contract was entered with Sofital S.A.F. e I. in guarantee for the mortgage loan referred to above, by virtue of which the collection corresponding to the location contract entered into with Bowling Billiards Operation S.A. in Multicenter Belgrano have been assigned. Said Trust was rendered without effect as the contract expiration occurred in accordance with the contract of Restructuring of the Debt entered into on November 28, 2003.

d.4) As a consequence of the sale of the Fund of Trade, the Society Supermercados Hipermarc S.A., assumed other commitments, including the one of maintaining harmless the buyer for all the claims previous to the closing date (01 of Julio of 1999) and until the term of 60 months counted from the mentioned closing.

In the course of the previous exercise, a preliminary reconciliation was made with Supermercados Norte S.A. by balances of obligations assumed in the contract of partial transfer of the Fund of Trade, by means of compensation among existent credits in favor of the Society and debits by refund of expenses, by adjustments of inventory difference and payments in excess carried out by Supermercados Norte S.A. As a consequence of this reconciliation were liberated and cashed the promissory notes in favor of the Society liberated appropriately in dollars by 924.746,00 retained by the notary Pedro Bonnefon in guarantee of the operation by the sale of the Fund of Trade. In guarantee for the eventual compensable claims communicated by Supermercados Norte S.A. with reason of a judgment of civil action, Supermercados Hipermarc S.A. constituted a mortgage in first degree in favor of Supermercados Norte S.A. on the property in Avenue Federico Lacrozze 1755/57/61/3 of the autonomous City of Buenos Aires until by the amount of $750.000,00.

d.5) On January 29, 2004, Supermercados Hipermarc S.A. granted the guarantee to the promissory note, not to the order, without protest, liberated by Capillitas S.A. by the amount of $1.800.000, to guarantee the operations that this Society will maintain with Renault Credit International S.A. Banque - Argentinian Branch.

d.6) Corp Banca

On November 16, 1999, in the presence of Notary Public Mr. Eduardo Pinto Peralta, the associated company Inmobiliaria de Supermercados S.A., mortgaged the real estate known as Terreno Arturo Prat in Concepcion, which to June 30, 2005 has an accounting value of ThCh$2,797,517, to guarantee banking obligations which company Inmobiliaria y Constructora Nacional S.A., keep at present or may keep in the future with Corp Banca. The balance of these companies debt as of June 30, 2005 amounts to ThCh$2,689,747.

d.7) On June 14, 2002, before Notary Public Mr. Enrique Tornero Figueroa, the associated company Inmobiliaria de Supermercados S.A., mortgaged to Inmobiliaria y Constructora Nacional S.A. the real estate called Maipu I, Manuel Montt, Cordillera, Concepcion, Cisterna, and Terreno Arturo Prat, in order to guarantee to company Inmobiliaria y Constructora Nacional S.A., the exact, full and timely discharge of any and all obligations kept by Inmobiliaria de Supermercados S.A., or those it may keep in the future either directly or indirectly.

d.8) On June 25, 2002 the associated company Interagro Comercio y Ganado S.A., signed a General Mortgage, in order to guarantee to company Inversiones Culenar S.A. the exact, full and timely discharge of each and any of the obligations kept by the party lodging same.

d.9) On june 06, 2003, before Notary Public Rene Benavente Cash, the affiliate company Unimarc Organizacion y Servicios S.A., became surety and joint and several debtor of Comercial Supermercados Santiago S.A., in connection with each and every obligation currently held or which may be held in the future by same with Agricola y Forestal Paredones Limitada, Ganadera y Forestal Nacional Limitada, and Ganadera y Forestal Nacional S.A.

d.10) On December 23, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the property called Supermercados Providencia. The obligations being guaranteed by this mortgage and the general mortgage guaranty clause extends to all and any of the obligations that Inmobiliaria de Supermercados S.A. currently has or that it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

d.11) On December 31, 2003, before Notary Public Enrique Tornero Figueroa, the affiliate company Inmobiliaria de Supermercados S.A., entered into a mortgage contract with a general mortgage guaranty clause over the real estate called Supermercados Maipu II. The obligations guaranteed by this mortgage and the general mortgage guaranty clause extends to all an any of the obligations which Inmobiliaria de Supermercados S.A. currently has or which it may have in the future in favor of Inmobiliaria y Constructora Nacional S.A. deriving from any kinds of acts and contracts.

e) Other contingences

On December 10, 2004, the society Supermercados Unimarc S.A. presented before the Tribunal of the Free Competition a legal claim against Nestle Chile S.A., based on several infringements incurred by the latter of D.L. number 211 on free competition. The damages and compensable damages caused by Nestle attitudes and facts of character of monopoly of Nestle Chile S.A., and the supposed debt of Unimarc will be determined by the competent tribunals.

On June 30, 2005, Supermercados Unimarc S.A. and Nestle Chile S.A., they presented an ending agreement and waiver to the litigation proceeding before the anti trust-court, finishing what was called by the parties involved "non coincident interpretations" of the commercial agreement terms, existing between the parties.

f) Labor Court Cases

The parent company and its affiliates keep several litigation cases of a labor nature with former workers, in connection with which provisions in the amount of ThCh$304,359 were made, which cover all of the disbursements which in the opinion of the legal counsel of the companies involve the maximum risk to the Companies.

23. CONTINGENCIES AND RESTRICTIONS Direct Guaranties

Creditor of the Guaranty	Debtor		Type of Guaranty	Assets Involved		Payments pending balances at financial statement closing date		Release of Guarantees
	Name	Relationship		Type	Book value	06-30-05	06-30-04	06-30-06	Assets	06-30-07	Assets	06-30-08	Assets
Corp Banca	S. Unimarc S.A.	NO	Mortgage		5,618,552	2,260,014	2,862,834	0	0	0	0	0	0
Scotiabank	S. Unimarc S.A.	NO	Mortgage		1,021,327	28,948	85,125	0	0	0	0	0	0
Santiago	S. Unimarc S.A.	NO	Mortgage		1,813,898	820,701	1,081,098	0	0	0	0	0	0

Indirect Guaranties

There are not indirect guaranties.

24. DOMESTIC AND FOREIGN CURRENCY Assets
ITEM	CURRENCY	AMOUNT
		06-30-05	06-30-04
Current Assets
Available	US$	116	130
Notes Receivable	US	0	4,277
Other Current Assets	Arg. Peso	258,967	181,071
Other Current Assets		$19,338,231	22,908,446
Related co, Notes Receivable	Arg. Peso	194,645	0
Other Current Assets	UF	13,893	368
Notes Receivable	UF	190,634	202,648
Inventories	US$	22,727	25,650
Prepaid Expenses	UF	80,096	72,139
Debtors from sales	US$	0	53,419
Other Current Assets	US$	2,998	391,933
Deposits to term	US$	0	0
Recoverable Taxes	UF	1,079
Deferred tax	UF	0	0
Other Current Assets	UF	0	0
Fixed Assets

Fixed assets		$84,051,887	84,462,491
Fixed assets	Arg, $	41,692,816	48,388,732
Other Assets
Other Assets		$10,707,354	10,941,869
Other Assets	UF	61,852	57,605
Other Assets	Arg, $	939,966	1,031,287
Related co, Notes Receivable	US$	11,507,759	12,054,028
Long-term Debtors	US$	350,784	362,882
Notes Receivable	UF	169,398	176,723
Other Assets	US$	8,685	9,.803
Total Assets
	US$	11,893,069	12,902,122
	UF	516,952	509,483
	Arg, $	43,086,394	49,601,090
		$114,097,472	118,312,806

24. DOMESTIC AND FOREIGN CURRENCY Current Liabilities

Item	Currency	Up to 90 days				90 days to 1 year
		06-30-2005		06-30-2004		06-30-2005		06-30-2004
		Amount	Annual average Interest Rate	Amount	Annual average Interest Rate	Amount	Annual Average Interest Rate	Amount	Annual Average Interest Rate
Obligations with banks	UF	600,662	0	1,318,182	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	9,593,822	9,00%	5,819,799	8,00
Obligations with banks	Arg, $	63,301	0	22,069	0	100,511	0	62,235	0
Sundry creditors	US$	195,886	0	32,804	0	341,196	0	89,417	0
Sundry creditors	US$	24,057	0	74,630	0	0	0	188,081	0
Sundry creditors	US$	0	0	0	0	42,163	0	183,085	0
Sundry creditors	UF	14,999	0	13,530	0	44,422	0	40,339	0
Sundry creditors	UF	45,970	0	35,281	0	0	0	0	0
Sundry creditors	UF	74,416	0	13,603	0	6,625	0	0	0
Sundry creditors	Non-readj $	354,516	0	209,729	0	0	0	0	0
Accounts payable	Non-readj $	13,928,284	0	18,727,552	0	0	0	0	0
Accounts payable	Arg, $	133,529	0	99,172	0	417,331	0	297,516	0
Accounts payable	US$	4,251,007	0	4,330,332	0	0	0	0	0
Notes payable	Arg, $	15,733	0	127,999	0	59,691	0	0	0
Notes payable	Non-readj $	49,300	0	1,937	0	0	0	0	0
Notes payable	US$	3,430	0	25,792	0	0	0	0	0
Related co, Notes & acc, Payable	Non-readj $	13,064,551	0	5,267,069	0	0	0	0	0
Notes payable	UF	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	Arg, $	32,747	0	158,708	0	0	0	0	0
Other liabilities	Arg, $	180,122	0	115,075	0	0	0	0	0
Other liabilities	Arg, $	0	0	0	0	0	0	0	0
Other liabilities	Non-readj $	1,125,688	0	1,069,451	0	0	0	0	0
Obligations with banks	Non-readj $	916,293	0	1,036,573	0	0	0	0	0
Sundry creditors	US$	0	0	0	0	0	0	0	0
Related co, Notes & acc, Payable	UF	96,196	0	891,981	0	298,799	0	273,476	0
Other liabilities	US$	109,431	0	196,044	0	328,293	0	588,132	0
Related co, Notes & acc, Payable	US$	0	0	0	0	0	0	0	0
Total Current Liabilities	UF	832,243	-	2,272,577	-	349,846	-	6313,815	-
	US$	4,583,811	-	4,659,602	-	10,305,474	-	6,868,514	-
	Arg. $	425,432	-	522,823	-	577,533	-	359,751	-
	Non-readj $	29,438,632	-	26,312,311	-	0	-	0	-

24. DOMESTIC AND FOREIGN CURRENCY Long Term Liabilities Current Period 06-30-2005
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Sundry creditors	UF	230,171	0	301,095	0	945,234	0	107,644	0
Sundry creditors	US$	1,023,537	0	82,259	0	0	0	0	0
Sundry creditors	US$	6,621	0	0	0	0	0	0	0
Sundry creditors	US$	168,729	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	UF	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	$ non readj.UF	1,471,605	0	1,699,447	0	2,987,655	0	10,945,328	0
Other long-term liabilities	US$	875,448	0	437,724	0	0	0	0	0
Obligations with banks	UF	0	0	0	0	0	0	0	0
Obligations with banks	US$	0	0	0	0	0	0	0	0
Notes payable	ARG, $	541,848	0	288,957	0	0	0	0	0
Notes payable	US$	0	0	0	0	0	0	0	0
Obligations with banks	UF	1,226,017	0	462,282	0	0	0	0	0
Obligations with banks	US$	7,533,368	0	871,194	0	1,524,593	0	0	0
Obligations with banks	ARG, $	0	0	0	0	0	0	0	0
Other related co, Notes & acc. Payable	US$	920,443	0	0	0	0	0	0	0
Obligations with banks	ARG, $	235,914	0	0	0	0	0	0	0
Obligations with banks	$ non readj.	474,944	0	131,886	0	0	0	0	0
Total Long Term Liabilities
	UF	2,927,793	-	2,462,824	-	3,932,889	-	11,052,972	-
	US$	10,528,146	-	1,391,177	-	1,524,593	-	-	-
	ARG, $	777,762	-	288,957	-	-	-	-	-
	$ non readj.	474,944	-	131,886	-	-	-	-	-

Long Term Liabilities Previous Period 06-30-2004
Item	Currency	1 to 3 years		3 to 5 years		5 to 10 years		More than 10 years
		Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate	Amount	Annual average interest rate
Obligations with banks	UF	1,179,043	0	1,084,298	0	0	0	0	0
Obligations with banks	US$	6,211,101	0	5,888,508	0	2,212,341	0	0	0
Obligations with banks	ARG, $	268,479	0	108,716	0	0	0	0	0
Notes payable	ARG, $	288,050	0	0	0	0	0	0	0
Sundry creditors	UF	218,364	0	273,070	0	856,108	0	292,547	0
Sundry creditors	US$	237,999	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	US$	722,853	0	0	0	0	0	0	0
Related co, Notes & acc. Payable	UF	1,360,865	0	1,571,550	0	2,762,830	0	11,787,118	0
Others long-term liabilities	US$	1,568,352	0	1,568,352	0	0	0	0	0
Notes payable	ARG, $	467,481	0	392,041	0	261,499	0	0	0
Notes payable	US$	11,343	0	0	0	0	0	0	0
Sundry creditors	UF	0	0	0	0	0	0	0	0
Other Notes payable	US$	0	0	0	0	0	0	0	0
	UF	2,758,272	-	2,928,918	-	3,618,938	-	12,079,665	-
	US$	8,751,648	-	7,456,860	-	2,212,341	-	0	-
	ARG, $	1,024,010	-	500,757	-	261,499	-	0	-

25. PENALTIES

As of June 30, 2005, doesn't exist sanctions that affect neither to the society or their management.

26. LATEST FACTS

Essential Fact dated July 22, 2005

In the Board Meeting held with this date, it was agreed to accept Mr. Eduardo Viada Aretxabala resignation as Chief Executive Officer of the Company. He will be in charge of another activities within Errazuriz Holding, as Financial Director.

At the same time, it was agreed, to designate Mr. Oscar Opazo Barry as new Chief Executive Officer of the Company, with a well-known career in the Retail Industry.

Essential Fact dated August 05, 2005

On August 4th, 2005, it was held the Board of Director's meeting of the Company, Supermercados Unimarc S.A. At such meeting, the Board of Director acknowledged that the Company has been notified, together with other related corporations, of an exequatur requested before the Supreme Court of Chile. The exequatur is being requested by the State Street Bank and Trust Company. Regarding the above mentioned, the company has decided to answer the request of exequatur, pleading such request be rejected, as per the arguments and reasons therein explained.

The Exequatur request does not comply with any of the requisites by Chilean Legislation in order to be recognized as such. Furthermore, the judicial decision's content is against Chilean Public Order and National Jurisdiction, besides there was not a due process, among other allegations. For the reason stated, the judicial decision lacks legal validity.

To the date of presentation of the present financial statements later facts don't exist.

27. ENVIRONMENT

The company does not show disbursements for this item due to the fact its main line of business develops on the distribution of goods to the general public (supermarkets). While the production activities are of lower level, Additionally, the company keeps its machinery and equipment under an appropriate and permanent control taking care of the environment and pollution.

28. ACCOUNTS PAYABLE

At June 30, 2005 and 2004, the breakdown of this item mainly comprises of the accounts payable to goods suppliers, in order to supply the supermarkets of the chain. Its detail is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Suppliers of Goods	17,512,110	22,624,979
Suppliers of Frozen	592,304	402,875
Suppliers of Transportation	74,877	30,031
Hipermarc Suppliers	550,860	396,688
Total	18,730,151	23,454,573

29. PREPAID EXPENSES

At June 30, 2005 and 2004, the breakdown of this item is the following:

ITEMS	2005 ThCh$	2004 ThCh$
Operating Materials	579,486	414,159
Prepaid Publicity	80,096	72,139
Prepaid insurance	0	0
Other prepaid expenses	133,865	292,873
Total	793,447	779,171

30. SHORT AND LONG TERM SUNDRY CREDITORS

At June 30, 2005 and 2004, the amounts invested in the acquisition and start-up of new computational systems and others are shown under this item, according to the following:
ITEMS	Short Term		Long Term
	2005	2004	2005	2004
	ThCh$	ThCh$	ThCh$	ThCh$
Creditors for Leasing	498,027	176,896	2,689,941	1,640,090
Securities Received	46,483	45,200	0	0
Drawn and not collected checks	28,614	33,468	0	0
Computational System Financing	24,057	262,712	0	0
Other creditors (Insurance, Freight, Custom Duties)	547,071	362,223	175,350	237,998
Total	1,144,252	880,499	2,865,291	1,878,088

ESSENTIAL FACTS

Essential Fact dated April 27, 2005

According to article ninth and paragraph second of the article 10, both of the Law 18.045, and as said in General Bylaw No.30, I communicate the following essential fact regarding the society.

In Shareholders Ordinary Meeting entered into April 26, 2005, it was established that the following persons are the members of the Board of Directors of the Supermercados Unimarc S.A. society:

Mr. Cesar Macias Quiroz

Mr. Francisco Javier Errazuriz Ovalle

Mr. Patricio Bosselin Molina

Mr. Victor Hugo Cantillano Vergara

Mr. Elias Errazuriz Errazuriz

Mr. Ramon Mendez Cifuentes

Mr. Juan Enrique Barriga Ugarte

Essential Fact dated May 03, 2005

In Meeting of the Board of Directors taken place with date May 2, 2005, to which the elect managing gentlemen attended in the Ordinary Meeting of Shareholders taken place with the same date, was chosen as Chairman of the Boards of the society Mr. Francisco Javier Errazuriz Ovalle.

Also, in execution to that settled down in the Circular number 1,526 of the Securities and Insurance Superintendence, we inform that in the same Meeting of Directors of the society, were designated as members of the Committee of Directors to that refers the article 50 bis of the Ley de Sociedades Anonimas, Mr. Ramon Mendez Cifuentes; Mr. Victor H. Cantillano Vergara and Mr. Juan E. Barriga Ugarte, that were designated with the votes of the controller's and the related companies.

To the date of presentation of the present financial statements other essential facts don't exist.

REASONED ANALYSIS

1. Analysis of the General Balance Sheet

1.1 Assets

As of June 30, 2005, the consolidated assets of Supermercados Unimarc S.A. amounted to ThCh$169,593,887, that is a decrease of 6.5% compared to June 2004, which it is reflected by sales of item Fixed Assets, according to that described in the point 4.1 of these analyses. The Notes Receivables show a decrease that is explains due to a better administration of the collection, the item Inventories decrease as consequence of a rationalization of the stock, nevertheless the Debtors for Sales show an increase regarding previous year.

1.2 Liabilities

The total liabilities of Supermercados Unimarc S.A. as of June 30, 2005, amounted to ThCh$169,593,887, which represents a decrease of 6.5% if compared to June 2004.

This is mainly due to the decrease of 5.9% of the Short and Long Term Obligations with Banks and Financial Institutions, as a consequence of the service of these financial debts during this period. The accounts payable also show a decrease, nevertheless the increase in payables to related companies increased if compared with same period of year 2004.

1.3 Current Liquidity

The liquidity index is 0.43 times as of June 30, 2005, which is a decrease as contrasted with the same period of the previous year, due to a drop in the current assets whereas the current liabilities feature an increase.

1.4 Acid Ratio

This ratio was 0.21 times as of June 30, 2005, whereas as of June 2004 was 0.31 times. This variation is explained by the decrease in current assets in contrast to the increase in current liabilities.

1.5 Indebtedness Ratio

As of June 30, 2005 this ratio is 0.94 times, which features an increase when comparing it with June 2004, as a consequence of the increase in bills and accounts payable to related parties, nevertheless, the short-term and long-term Obligations with Banks and Financial Institutions decreased.

1.6 Short-term and Long-term Debt versus Total Debt

The index of short-term debt over the total debt was 56.7% as of June, 2005 and 49.8% as of June 2004. The increase in this index is explained by the reclassification of the Obligations with Banks and Financial Institutions as a consequence of the renegotiation of a credit with Bank Boston. For this reason the long-term debt decreases in the same proportion.

1.7 Coverage of Financial Expenses

The consolidated coverage index as of June 30, 2005 is fewer as compared with the same period of previous year.

2. Income Analysis

During the period as of June 30, 2005, the company evidenced a loss of ThCh$5,001,449. This is a decrease if is compared to 2004, caused by the loss in Non Operating Income during this period.

2.1 Income from Operation

The income from operation in Supermercados Unimarc S.A. and affiliates as of June 2005 amounted to ThCh$51,135,093, that is, fewer to incomes as of June 2004. This decrease is due to the strongest competition in the supermarket industry, which caused a decrease in the sale in some of our stores.

2.2 Costs of Operation

As of June of year 2005, costs amounted to ThCh$38,802,584 that is a 2.1% decrease versus June 2004, as a percentage of the Income from Operation.

2.3 Operation Margin

The operation margin as of June 2005 is ThCh$12,332,509, that is, 9.1% less than the June 2004. As a percentage of income, the operation margin rise from 22.5% as of June 2004 to 24.1% as of June 2005.

2.4 Administration and Sales Expenses

The administration and sales expenses at June 2005 were ThCh$15,315,919 and ThCh$15,905,437 as of June 2004, which as a percentage of the income from operation show an increase of 13.5%.

2.5 Operating Income

This result as of June 2005 was ThCh$-2,983,410, whereas as of June of the previous year it was ThCh$-2,333,382 explained by a decrease in sales.

2.6 Non-Operating Income

The result as of June of year 2005 amounted to ThCh$-2,170,583 representing an increase versus June 2004, partly caused by a decrease in the other non-operating expenses.

2.7 Financial Expenses

The company's financial expenses for this period show an increase if compared to June 2004.

2.8 E.B.I.T.D.A.

As of June 2005, this index is lower than that as of the same period of the previous year due to income tax and by the decrease in other non-operating expenses.

2.9 Profit (Loss) after Tax

The result as of June of 2005 is a greater loss versus the same period of the previous year.

3. Analysis of the Cash Flow Statement

The final cash balance as of June 30, 2005 and 2004, was ThCh$325,634 and ThCh$1,287,675 respectively.

	2005 ThCh$	2004 ThCh$
Cash Flow from operating activities	(3,573,835)	(2,161,478)
Cash Flow from financing activities	1,968,756	(140,651)
Cash Flow for Investment activities	(54,127)	2,569,563
Effect of inflation on cash and cash equivalents	(37,085)	(11,207)
Opening balance	2,021,925	1,031,448
Final balance of cash and cash equivalent	325,634	1,287,675

The variation in the operation activities as of June of 2005 versus the previous year is explained by an increase in the payment to suppliers and nevertheless, the collection in debtors from sales also rises.

The variation of the financing flow when comparing both periods is explained by the increase in the loans obtained.

The flow from investment activities shows the variation in sales of fixed assets and the decrease in the incorporation of that.

4. Activity and Analysis of the Differences of Book and Economic Values of the Main Assets.

The company's total consolidated assets comprised 74.1% by Fixed Assets, a 3.1% by Accounts Receivable from Related Companies on a short term basis and 6.1% by Inventories.

For the assets collected from Related Companies, there is no doubt in the payment of 100% of these debts. The Fixed Assets are presented at their acquisition cost, corrected on a monetary basis, and linear depreciation on the basis of the years of useful life in each group of assets, according to legal provisions that have instructed by the Servicio de Impuestos Internos (Internal Revenue Service). Concerning the inventories, they are presented at their average weighed cost. The values so determined do not exceed their net realization values.

4.1 Investments and Disposals

During the period under analysis certain disposals and investments were made according to the following:

The investments made involved machinery, furniture and facilities and vehicles in one of our affiliates and the remodeling of some stores, basically the investments in 630 cash register HP, in leasing modality.

The main disposals in the period were:

  Land Chiguayante, district of Chiguayante.

4.2 Inventory Turnover.

As of June 30, 2005 the inventory turnover is 3.6 times and 4.2 times as of the same period of 2004.

4.3 Inventory Permanence.

As of June 30, 2005 the inventory permanence is 49.2 days and on the same period of the previous year it was 43.2 days.

5. Profitability Analysis

5.1 Profitability of Equity

As of June 30, 2005 this profitability is -5.4%, and at the same period of the previous year it was -4.6%.

5.2 Profitability of the Assets

In this period the profitability of the assets is -2.9%, whereas for the same period in the previous year it was -2.6%.

5.3 Performance of the Operating Assets

The performance of these assets as of June 30, 2005 is -20.2%, which represents an increase versus the same period in the previous year which was -14.5%. This reflects the negative increase in the operating income for this period and the average assets in this period are fewer.

The asset accounts considered in this analysis are:

Debtors from sales, Receivables, Sundry debtors, Inventories, Recoverable Taxes and Prepaid Expenses.

5.4 Profit per share

The profit per share as of June 30, 2005 was $-3.96, whereas for identical period in 2004 it was -$3.8.

5.5 Return on Dividends

In the period under analysis no dividends were distributed. The per share value as of June 30, 2005 and 2004 is $21.0 y $ 10.2, respectively.

6. Markets of participation, competition, and market share.

The Chilean supermarkets industry is make mainly by Unimarc, D&S with its brand Lider, Cencosud with its brand Jumbo, Las Brisas, Santa Isabel and its recent acquisition, Montecarlo; Falabella with its recent acquisition, San Francisco, follows the Supermarkets Montserrat, Economax and Rendic.

As per figures of the ASACH, at the end of the year 2004, the two main actors of the market were D&S and Cencosud. This said actors shared the 53% of the Market.

For this year, it is expected that the 3 largest supermarket operators in Chile, that is, D&S, Falabella and Cencosud, shall launch an aggressive expansion strategy to gain more presence in the country. While the owner of Lider and the parent company of the Paulmann Group place their bet on incrementing the points of sale in regions and small cities, Falabella plans to expand its San Francisco brand in the districts of Santiago seeking to capture 10% of the sector.

In the National scenario, D&S and Cencosud represent the 70% of the total sells of groceries and food, the 68% of the total sells of cleanliness stuff, the 50% of perfumes items; the 49% of sweets and candies and a 33% of alcoholic beverages. Besides, the two actors have developed clothing brands, furniture and electric house wares, which are sold in the same Supermarkets.

On the other hand, Unimarc is being restructured, and projects sales by approximately US$220 million, with 42 supermarkets and a market share of 3.8%, starting an aggressive commercial and financial strategy intended to increase the level of sales.

Company's new policies search to differentiate Unimarc from the other actors. On this regard, Unimarc offers imported products from different countries as Denmark, India, Holland, Argentina, Colombia, Ecuador and Mexico among others. High quality products at a very low cost for ours clients.

Besides, Unimarc communicate the launch of an in-house credit card, idea that will come with different functions, alternatives and will forward agreements, which expects to position the credit card as a competitive instrument.

The credit card will compete with the existing one in the Market, to wit, Jumbo Mas and Presto Lider. The latter will soon develop its business in the open credit cards market.

Another news related with Unimarc, is the implementation of new technologies in cash registers. These cash registers are unique in the supermarket industry. They have flat screen, enable the payment of utility bills by our customers as well as bills from other companies through collection agreements, show a detail of the purchases and also show advertising images to the clients while they are in line for paying. Likewise, these cash registers shall also enable the customers to purchase, for instance, lotto tickets and the like.

To attract new customers and increase loyalty among current ones, the entire chain shall continue to implement the Unicheques promotion. It consists in handing tickets that may be exchanged for groceries, produce, baked goods, and meats in amounts of $3,000, $4,000 and $6,000, as per the actual purchase made. This will certainly attract new clients. With the same goal in mind, the company has maintained the promotions and discounts publicized through fliers distributed on a weekly basis.

7. Market Risk Analysis.

In May 2005, the IMACEC grew to 6.4%, compared with the same month of last year. With this result, the economic growth of our country reached 6.0% to end of this year.

The recovery that today the economy lives it owes himself mainly to the robust acting of the exports, due to the importance of the world growth and to the recovery of the trade, where China plays a very important paper.

The index of physical sale of the industry manufacturer registers to the month of May of 2005 a variation of 3.3% with regard to the level reached last year in May of the. The mobile average quarterly, on the other hand, it increased to 5.1%.

The CPI of June was of 0.4% which that the accumulated index for the first six months of the year there is an increase of 1.8% , and regards June of 2004 (variation in 12 months), an increase of 2.7%.

In the said period, the items that increased its prices were Housing and Food, whereas decreased slowly, House Equipment, Transport, Health Care and Clothing.

The average observed dollar for the two first quarters of 2005 was 579.79 Chilean pesos per dollar. Regarding this topic, we can add that the imports of capital goods are increasing, what reflects the dynamism of the internal demand.

The rate of national unemployment reached to 8.3% in the trimester March to May, experiencing a decrease of 1.1% with regard to same trimester of the previous year and an increase of 0.1% with regard to the previous mobile trimester. The change quarterly is configured by a null variation in the estimate of the Force of Work, with regard to the previous trimester, and with an increase of 3% regarding same trimester of the previous year, and it diminished 0.2% regarding the previous trimester. While the rate of national unemployment reached 8.3%, diminishing 1.1% regarding same trimester of the previous year and increasing 0.1% regarding the previous mobile trimester.

7.1. Risk of Interest Rate and Variation in the Exchange Rate.

From this perspective, the company maintains debts at an average rate of 4.82%, which is comprised of 16.06% in domestic currency and 83.94% in foreign currency, mainly U.S. dollars.

Supermercados Unimarc S.A. does not have financial derivative contracts enabling to reduce the exchange rate risk or the fluctuation in the interest rates.

From the point of view of results we may state that Operating Income of Supermercados Unimarc S.A. in foreign currency represents 0.86% of the total Operating Income, which is comprised 90.78% by Argentinean pesos, from the operating income of our Argentinean affiliate Supermercados Hipermarc S.A. and 9.22% corresponding to U.S. dollars from exports of our Chilean affiliate Interagro Comercio y Ganado S.A.

The Operating Costs in foreign currency represent 0.03% of the total Operating Costs of Supermercados Unimarc S.A. and correspond 100% to Argentinean pesos, as the costs of our affiliate Interagro Comercio y Ganado S.A. are denominated to Chilean pesos.

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2005
ASSETS	30-Jun-05	31-Dec-04	30-Sep-04	30-Jun-04

Available	325,634	2,022,023	1,451,765	1,287,675
Debtors from sales (Net)
Net Negotiable Securities
Trade Debtors (Net)	1,418,940	1,884,426	1,405,388	1,368,454
Notes Receivable (Net)	654,476	1,952,830	1,686,002	1,685,246
Sundry Debtors (Net)	741,068	571,465	899,314	82,025
Related Co. Bills receivables and Debtors	5,291,921	6,426,023	5,977,914	7,028,255
Inventories (Net)	10,374,920	10,545,071	10,522,803	10,844,136
Recoverable Taxes	400,223	769,305	237,311	342,960
Prepaid Expenses	793,447	821,376	873,612	779,171
Deferred Taxes
Other Current Assets	102,758	406,740	125,079	421,158
Total Current Assets	20,103,386	25,399,259	23,209,188	23,840,080

Land	39,446,560	39,381,253	39,861,245	40,157,564
Construction and Infrastructure Works	53,160,164	52,127,858	55,714,465	57,957,209
Machinery and Equipment	23,680,104	23,639,895	23,742,205	23,757,049
Other Fixed Assets	37,918,553	37,836,526	36,511,385	37,067,637

Depreciation (Less)	-28,460,679	-26,135,336	-26,047,715	-26,088,236
Total Fixed Assets	125,744,703	126,850,196	129,781,585	132,851,223

Investment in Related Companies	3,650	3,651	761	1,217
Investments in other companies
Lower Value of Investments	13,721,246	14,370,790	14,690,490	15,013,931
Higher Value of Investments (less)	-32,835	-35,041	-36,146	-37,246
Long - Term Debtors	520,182	527,000	530,004	539,605
Related Comp. Bills Receivable and Debtors
Deferred Taxes	8,061,856	8,104,242	7,721,638	7,517,093
Intangibles	10,283	10,168	10,751	11,149
Amortization (Less)
Other	1,461,415	1,159,594	1,414,633	1,588,449
Total Other Assets	23,745,798	24,140,404	24,332,131	24,634,198

Total Assets	169,593,887	176,389,859	177,322,904	181,325,501

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2005
LIABILITIES	30-Jun-05	31-Dec-04	30-Sep-04	30-Jun-04
Short -Term Obligation Banks & Financial Inst.	7,497,471	4,358,739	5,303,433	4,503,529
Obligation with Banks & Financial Inst. L/T Portion	3,777,118	3,654,407	3,903,920	3,755,330
Obligations with the Public
Obligations with the Public (bonds)
Within 1 year Long-term Obligations
Payable Dividends
Accounts payable	18,730,151	22,360,527	18,781,859	23,454,573
Notes Payable	128,154	101,973	161,048	155,528
Sundry Creditors	1,144,252	1,352,734	1,548,984	880,499
Related Co. Notes and Accounts Payable	13,492,293	12,988,032	8,071,785	6,591,235
Provisions	744,754	965,299	840,517	587,158
Withholdings	544,720	425,997	654,091	489,015
Income Tax		145,560
Income Received in Advance	437,724	425,608	744,361	784,176
Deferred Taxes	16,336	118,519	44,529	108,353
Other Current Liabilities
Total Current Liabilities	46,512,973	46,897,395	40,054,527	41,309,396
Obligations with Banks & Financial Inst.	12,460,198	13,966,943	15,928,092	16,952,487
Obligations with the Public (bonds)
Notes Payable	830,805	895,488	1,008,230	1,132,364
Sundry Creditors	2,865,291	3,112,600	1,856,565	1,878,087
Related Co. Notes and Account Payable.	18,024,478	18,195,032	18,439,134	18,493,267
Provisions
Other Long -Term Current Liabilities	1,313,172	1,489,629	2,783,891	3,136,705
Total Long -Term Liabilities	35,493,944	37,659,692	40,015,912	41,592,910
Minority Interest	19,940	21,374	17,042	19,273
Paid-in Capital	57,843,536	58,421,971	57,335,641	57,956,401
Capital Revaluation Reserves	578,435	0	1,089,378	463,651
Share premium	29,882,108	29,882,108	29,883,667	29,881,127
Other Reserves	-6,067,393	-6,824,474	-4,243,129	-2,623,848
Develop Period Accumulated Deficit (less)
Retained Earnings	5,330,344	10,331,793	13,169,866	12,726,591
Future Dividends Reserves
Accumulated Profits	10,331,793	17,517,951	17,518,865	17,517,376
Accumulated Losses (less)
Profit Loss of the Period	-5,001,449	-7,186,158	-4,348,999	-4,790,785
Interim Dividends (less)
Total Equity	87,567,030	91,811,398	97,235,423	98,403,922
Total Liabilities	169,593,887	176,389,859	177,322,904	181,325,501

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2005
INCOME STATEMENT	31-Jun-05	31-Dec-04	30-Sep-04	31-Jun-04

Trading Income	51,135,093	120,638,252	89,186,737	60,254,682
Operating costs	-38,802,584	-94,134,715	-69,644,256	-46,682,627
Trading Margin	12,332,509	26,503,537	19,542,481	13,572,055
Adm. and Sales Expenses	-15,315,919	-30,860,037	-23,123,960	-15,905,437
Operating Results	-2,983,410	-4,356,500	-3,581,479	-2,333,382
Financial Income	4,612	457,716	210,246	102,296
Related Co. Invest. Profits	0	2,429	0	0
Other non-operating income	426,550	1,191,125	2,933,218	610,118
Related Comp. Invest. Losses	-2	0	-460	-5
Lower Value Invest. Amortization	-649,544	-1,299,102	-974,150	-649,378
Financial Expenses	-1,678,437	-3,629,992	-2.539.105	-1,615,591
Other non-operating expenses	-32,961	-1,161,567	-1,159,445	-1,157,667
Price-level restatement	194,153	105,062	-174,124	-190,320
Exchange rate differences	-434,954	-52,282	-228,413	-384,799
Non-Trading Income	-2,170,583	-4,386,611	-1,932,233	-3,285,346
Profit Before Tax	-5,153,993	-8,743,111	-5,513,712	-5.618,728
Income Tax	148,572	1,549,828	1.155.927	821,761
Consolidated (Loss) Profit	-5,005,421	-7,193,283	-4,357,785	-4,796,967
Minority Interest	1,764	2,218	5,477	3,977
Net (Loss) Profit	-5,003,657	7,191,065	4,352,308	-4,792,990
Higher Value Invest. Amortization	2,208	4,907	3,309	2,205
Profits (Loss) of the Period	-5,001,449	-7,186,158	-4,348,999	-4,790,785

CONSOLIDATED REASONED ANALYSIS

SUPERMERCADOS UNIMARC S.A.

At June 30, 2005
FINANCIAL RATIOS	30-Jun-05	31-Dic-04	30-Sep-04	30-Jun-04
Number of Shares	1,261,849,619	1,261,849,619	1,261,849,619	1,261,849,619
Per Share Profit ($)	-3,96	-5,69	-3,45	-3,80
Book Value ($)	69,40	72,76	77,06	77,98